UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

QUARTERLY INFORMATION

March 31, 2024

TIM S.A.

QUARTERLY INFORMATION

March 31, 2024

Contents

Independent auditors’ report on quarterly information	1
Quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in shareholders' equity	7
Statements of cash flows	9
Statements of value added	11
Performance comment	12
Notes to the individual and consolidated quarterly information	34
Tax Council Opinion	120
Statement of the Executive Officers on the quarterly information	121
Statement of the Executive Officers on the Independent auditors' report	122

EY
Building a better working world

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br

Independent auditor's review report on quarterly information

The Shareholders of
Tim S.A.
Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying interim financial information contained in the Quarterly Information Form (ITR) of Tim S.A. (the "Company") for the quarter ended March 31, 2024, comprising the balance sheets as of March 31, 2024 and the related statements of income, of comprehensive income, of changes in equity, and of cash flows for the three-month period then ended, including explanatory information.

The executive board is responsible for the preparation of the interim financial information in accordance with Accounting Pronouncement NBC TG 21 - Interim Financial Reporting, and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

1

2

TIM S.A.
BALANCE SHEETS
March 31, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	03/2024	12/2023

Assets		54,334,248	55,260,156

Current assets		10,334,504	11,404,293
Cash and cash equivalents	4	1,984,682	3,077,931
Marketable securities	5	1,386,163	1,958,490
Trade accounts receivable	6	4,042,319	3,709,766
Inventories	7	404,688	331,783
Recoverable income tax and social contribution	8.a	305,726	494,382
Recoverable taxes, fees and contributions	9	934,521	943,767
Prepaid expenses	10	611,592	238,468
Derivative financial instruments	37	304,527	299,539
Leases	17	30,983	29,886
Other amounts recoverable	18	68,892	80,963
Other assets	13	260,411	239,318

Non-current assets		43,999,744	43,855,863
Long-term receivables		4,429,776	4,368,195
Marketable securities	5	12,965	12,949
Trade accounts receivable	6	189,598	199,007
Recoverable income tax and social contribution	8.a	208,298	218,897
Recoverable taxes, fees and contributions	9	904,875	874,539
Deferred income tax and social contribution	8.c	1,269,540	1,257,494
Judicial deposits	11	685,717	689,739
Prepaid expenses	10	190,827	138,937
Derivative financial instruments	37	506,893	507,873
Leases	17	209,256	206,455
Other financial assets	12	214,461	216,721
Other assets	13	37,346	45,584

Investment	14	1,428,311	1,450,812
Property, plant and equipment	15	22,689,448	22,411,815
Intangible assets	16	15,452,209	15,625,041

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A.
BALANCE SHEETS
March 31, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	03/2024	12/2023

Total liabilities and shareholders' equity		54,334,248	55,260,156

Total liabilities		29,309,032	29,244,216

Current liabilities		12,773,034	12,882,966
Suppliers	19	3,911,914	4,612,112
Loans and financing	21	760,682	1,267,237
Lease liabilities	17	1,846,861	1,808,740
Derivative financial instruments	37	244,317	239,714
Labor obligations		462,764	386,348
Income tax and social contribution payable	8.b	48,605	64,407
Taxes, fees and contributions payable	22	3,115,840	3,048,115
Dividends and interest on shareholders' equity payable	26	1,579,670	647,872
Authorizations payable	20	414,768	407,747
Deferred revenues	23	273,440	279,401
Other liabilities and provision	25	114,173	121,273

Non-current liabilities		16,535,998	16,361,250
Loans and financing	21	2,487,200	2,503,709
Lease liabilities	17	10,546,622	10,448,035
Taxes, fees and contributions payable	22	9,851	10,603
Provision for legal and administrative proceedings	24	1,529,254	1,410,299
Pension plan and other post-employment benefits	38	5,019	5,019
Authorizations payable	20	1,157,802	1,117,416
Deferred revenues	23	609,039	621,601
Other liabilities and provision	25	191,211	244,568

Shareholders' equity	26	25,025,216	26,015,940
Share capital		13,477,891	13,477,891
Capital reserves		390,507	384,311
Profit reserves		10,850,035	12,160,035
Equity valuation adjustments		(3,313)	(3,313)
Treasury shares		(9,327)	(2,984)
Profit for the period		319,423	-

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A.
STATEMENTS OF INCOME
Periods ended March 31, 2024 and 2023
(In thousands of reais, unless otherwise indicated)

		Parent Company		Consolidated
	Notes	03/2024	03/2023	03/2023

Net revenue	28	6,095,529	5,649,267	5,640,155

Costs of services provided and goods sold	29	(2,952,881)	(3,054,736)	(2,811,692)
Gross income		3,142,648	2,594,531	2,828,463

Operating revenues (expenses):
Selling expenses	29	(1,465,720)	(1,368,587)	(1,479,967)
General and administrative expenses	29	(448,639)	(448,396)	(449,982)
Equity in earnings	14	(22,501)	134,794	(18,592)
Other revenues (expenses), net	30	(92,860)	(98,783)	(100,411)
		(2,029,720)	(1,780,972)	(2,048,952)

Income before financial revenues and expenses		1,112,928	813,559	779,511

Financial revenues (expenses):
Financial revenues	31	221,180	354,436	375,185
Financial expenses	32	(754,056)	(687,791)	(595,716)
Net foreign exchange variations	33	7,883	(2,845)	(2,845)
		(524,993)	(336,200)	(223,376)

Profit before income tax and social contribution		587,935	477,359	556,135

Income tax and social contribution	8.d	(68,512)	(64,923)	(143,699)

Net profit for the period		519,423	412,436	412,436

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.21	0.17	0.17

Diluted earnings per share	34	0.21	0.17	0.17

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended March 31, 2024 and 2023
(In thousands of reais)

	Parent Company		Consolidated
	03/2024	03/2023	03/2023

Net profit for the period	519,423	412,436	412,436

Other components of the comprehensive income
Total comprehensive income for the period	519,423	412,436	412,436

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2024
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000	2,362,239	(2,984)	(3,313)	-	26,015,940

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-	-	-	-	519,423	519,423
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-	-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity (note 13)	-	-	-	-		-			-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	519,423	519,423
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (note 26.b)	-	6,196	-	-		-			-	-	6,196
Purchase of treasury shares, net of disposals	-	-	-	-		-		(6,343)	-	-	(6,343)
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-				(200,000)	(200,000)
Additional dividends/interest on shareholders’ equity distributed				(1,310,000)							(1,310,000)
Distribution of reserve for expansion (Note 26)	-	-	-	1,310,000		(1,310,000)			-	-	-
Total contribution from shareholders and distribution to shareholders	-	6,196	-	-		(1,310,000)	-	(6,343)	-	(200,000)	(1,510,147)
Balances on March 31, 2024	13,477,891	390,507	1,380,427	7,107,369		-	2,362,239	(9,327)	(3,313)	319,423	25,025,216

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	412,436	412,436
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-				-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	412,436	412,436
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	5,715	-	-		-				-	-	5,715
Allocation of net profit for the period:
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(600,000)		-		-	-	-	-	(600,000)
Distribution of expansion reserve	-	-	-	600,000		(600,000)				-	-	-
Total contribution from shareholders and distribution to shareholders	-	5,715	-	-		(600,000)		-	-	-	-	(594,285)
Balances on March 31, 2023	13,477,891	414,317	1,250,448	7,540,020		-		2,124,411	(163)	(3,844)	412,436	25,215,516

See the accompanying notes to the individual and consolidated quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31, 2024 and 2023
(In thousands of reais)

		Parent Company		Consolidated
	Note	03/2024	03/2023 Restated	03/2023 Restated
Operating activities
Profit before income tax and social contribution		587,935	477,359	556,135
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	29	1,754,757	1,557,463	1,777,090
Equity in earnings	14	22,501	(134,794)	18,592
Residual value of written-off property, plant and equipment and intangible assets		1,212	(87,154)	(10,080)
Interest on asset retirement obligation		2,762	231	5,406
Provision for legal and administrative proceedings	24	89,608	98,051	98,048
Inflation adjustment on judicial deposits and legal and administrative proceedings		86,561	88,071	88,071
Interest, monetary and exchange rate variations on loans and other financial adjustments		213,852	222,284	149,258
Yield from marketable securities		(47,157)	(15,877)	(15,877)
Interest on lease liabilities	32	348,934	272,426	170,852
Lease interest	31	(7,032)	(6,930)	(6,930)
Provision for expected credit losses	29	165,697	140,774	159,799
Long-term incentive plans	27	4,544	5,717	5,717
		3,224,174	2,617,621	2,996,081
Decrease (increase) in operating assets
Trade accounts receivable		(464,275)	(92,317)	(132,913)
Recoverable taxes, fees and contributions		186,717	6,047	617
Inventories		(72,905)	(65,019)	(65,019)
Prepaid expenses		(425,014)	(332,629)	(348,457)
Judicial deposits		9,624	(8,842)	(8,842)
Other assets		335	(44,697)	(38,618)
Increase (decrease) in operating liabilities
Labor obligations		76,416	75,608	75,608
Suppliers		(707,760)	815	(382,283)
Taxes, fees and contributions payable		(22,422)	178,198	148,934
Authorizations payable		20,968	16,742	16,742
Payments for legal and administrative proceedings	24	(62,817)	(46,467)	(46,467)
Deferred revenues		(18,523)	17,386	(11,407)
Other liabilities		(98,831)	(71,304)	(105,732)
Cash generated by operations		1,645,687	2,251,142	2,098,244
Income tax and social contribution paid		-	(138,813)	(138,813)
Net cash generated by operating activities		1,645,687	2,112,329	1,959,431

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended March 31, 2024 and 2023
(In thousands of reais)

		Parent Company		Consolidated
	Note	03/2024	03/2023 Restated	03/2023 Restated

Investment activities
Redemptions of marketable securities		2,055,343	2,279,886	2,279,886
Investments on marketable securities		(1,435,875)	(399,000)	(399,000)
Additions to property, plant and equipment and intangible assets		(1,354,545)	(1,288,520)	(1,288,520)
Other		3,134	6,508	6,508
Net cash (invested in) generated by investment activities		(731,943)	598,874	598,874

Financing activities
Amortization of loans		(588,841)	(44,109)	(44,109)
Interest paid- Loans		(30,054)	(28,939)	(28,939)
Payment of lease liability		(408,789)	(338,982)	(455,176)
Interest paid on lease liabilities		(358,895)	(277,840)	(350,526)
Lease incentives received		33,904	-	-
Derivative financial instruments		(4,514)	(18,320)	(18,320)
Purchase of treasury shares, net of disposals		(4,692)	-	-
Dividends and interest on shareholders’ equity paid		(645,112)	(654,857)	(654,857)
Net cash used in financing activities		(2,006,993)	(1,363,047)	(1,551,927)

Increase (decrease) in cash and cash equivalents		(1,093,249)	1,348,156	1,006,378
Cash and cash equivalents at the beginning of the period		3,077,931	1,785,100	2,548,713
Cash and cash equivalents at the end of the period		1,984,682	3,133,256	3,555,091

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended March 31, 2024 and 2023
(In thousands of reais)
	Parent Company		Consolidated
	03/2024	03/2023	03/2023
Revenues
Gross operating revenue	8,710,389	7,883,619	7,922,021
Losses on doubtful accounts	(165,697)	(140,774)	(159,799)
Discounts granted, returns and others	(1,655,956)	(1,360,129)	(1,360,734)
	6,888,736	6,382,716	6,401,488
Inputs acquired from third parties
Cost of services rendered and goods sold	(1,072,125)	(1,380,033)	(916,617)
Materials, energy, outsourced services and other	(959,755)	(989,607)	(1,060,962)
	(2,031,880)	(2,369,640)	(1,977,579)
Retentions
Depreciation and amortization	(1,754,757)	(1,557,463)	(1,777,090)
Net added value produced	3,102,099	2,455,613	2,646,819
Value added received in transfer
Equity in earnings	(22,501)	134,794	(18,592)
Financial revenues	252,453	409,466	430,214
	229,952	544,260	411,622
Total added value payable	3,332,051	2,999,873	3,058,441

Distribution of added value
Personnel and charges
Direct remuneration	201,494	193,033	193,033
Benefits	65,571	56,278	56,278
F.G.T.S	19,778	18,498	18,498
Other	7,244	7,559	7,559
	294,087	275,368	275,368
Taxes, fees and contributions
Federal	680,723	626,948	772,516
State	713,893	608,626	613,326
Municipal	29,527	27,876	27,556
	1,424,143	1,263,450	1,413,398
Third-party capital remuneration
Interest	774,799	744,470	652,395
Rents	319,599	302,923	303,618
	1,094,398	1,047,393	956,013
Other
Social investment	-	1,226	1,226
	-	1,226	1,226
Shareholders’ Equity Remuneration
Dividends and Interest on own capital	200,000	-	-
Retained earnings	319,423	412,436	412,436
	519,423	412,436	412,436

See the accompanying notes to the individual and consolidated quarterly information.

11

2024 First Quarter Results

2024 FIRST QUARTER RESULTS

MESSAGE FROM MANAGEMENT

The first quarter of the year once again confirms the Company's consistent delivery, presenting solid results and growth in all revenue lines, EBITDA, net income and operating cash flow.

Furthermore, our customer service metrics continue to evolve, we continue to advance in the expansion of 5G and we launched a new front focused on B2B customers: TIM IoT Solutions.

The year has just begun, and we will have many new features, such as the launch of a new portfolio for B2C customers and the application of artificial intelligence in caring channels, which is currently being tested.

2024 FIRST QUARTER HIGHLIGHTS

FINANCIAL

CONSISTENT NUMBERS IN THE FIRST QUARTER

- Solid revenue expansion at almost twice the rate of inflation: Total and Service Revenue up +7.3% YoY;
- Contribution from the main revenue lines: MSR growing 7.4% YoY and TIM UltraFibra Revenue +9.1% YoY in 1Q24;
- Another record-high number for Mobile ARPU: total ARPU reaching R$30.3 (+8.8% YoY) in 1Q24, with Postpaid ex-M2M reaching R$51.0 (+6.3% YoY);
- Double-digit EBITDA growth (+10.7% YoY) with a 140 bps YoY margin expansion;
- Best EBITDA-AL* - Capex in a first quarter: R$843 million (+58.6% YoY);
- Consistent bottom-line: Normalized Net Income reaching R$519 million in 1Q24 (+19.0% YoY).

OTHER HIGHLIGHTS

EVOLVING ON DIFFERENT FRONTS

- 5G is now available in 266 cities, including all capitals;
- Launch of the TIM IoT Solutions brand, reinforcing our expertise in digital transformation, with a focus on Agribusiness, Utilities, Logistics and Industry 4.0;
- The only telco to win 4 seals in the Diversity ranking by Great Place to Work Brasil, in the categories: LGBTQIA+, 50+, Woman and Ethnic-racial.

+7.3%
YoY advance of Normalized Net Revenue in 1Q24

+10.7%
YoY evolution of Normalized EBITDA in 1Q24

47.4%
Normalized EBITDA Margin in 1Q24

+58.6%
YoY growth of EBITDA-AL*-Capex in 1Q24

13.8%
EBITDA-AL*-Capex over Normalized Net Revenue in 1Q24

22.2%
Capex over Normalized Net Revenue in 1Q24

+19.0%
YoY increase in Normalized Net Income in 1Q24

R$ 200 mln
of IoC announced in 1Q24

RESULTS CONFERENCE

May 7th, 2024, at:

9:30 a.m. (BRT) / 8:30 a.m. (US EST)

Livestream (Zoom): Click here

12

2024 First Quarter Results

13

2024 First Quarter Results

2024 First Quarter Results

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS

On March 19, 2024, the Board of Directors ("BoD") of TIM S.A. approved the distribution of R$200 million as Interest on Capital ("IoC"). The payment was made on April 22, 2024. On March 28, 2024, the Company announced additional Dividends for the fiscal year ended December 31, 2023, totaling R$1.31 billion, to be paid in April, July, and October 2024. On April 22, 2024, TIM S.A. paid the first installment of the additional Dividends in the amount of R$437 million.

CONTRIBUTION TO THE 5G INVESTMENT FUND

14

2024 First Quarter Results

FINANCIAL PERFORMANCE

OPERATING REVENUE

SOLID EXPANSION WITH CONSISTENT PERFORMANCE IN ALL MAIN REVENUE LINES

* Net Revenue normalized by the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. took effect on April 1st, 2023.

In the first quarter of 2024, Normalized Net Revenue grew by 7.3% YoY, totaling R$6,096 million. This result counted on the contribution of all main fronts, of which (i) Mobile Service Revenue grew by 7.4% YoY, leveraged by Postpaid services; (ii) Broadband Service Revenue from TIM UltraFibra grew by 9.1% YoY; and (iii) Product Revenue grew by 7.3% YoY.

15

2024 First Quarter Results

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue (“MSR”) totaled R$5,577 million in 1Q24, corresponding to an increase of 7.4% YoY, mainly reflecting the positive organic performance in Postpaid. Normalized Mobile ARPU (average monthly revenue per user) reached R$30.3, the highest in the sector, represented by a expansion of 8.8% YoY – the highest growth for a 1st quarter in the Company’s history – which, once again, corroborates our strategy of increasing monetization of the customer base.

Below is the performance breakdown of each mobile customer profile:

I.	Prepaid Revenue was almost flat (+0.4% YoY) in 1Q24, and Prepaid ARPU reached R$14.6 (+5.4% YoY). In this quarter, the line was impacted by seasonal effects (e.g., vacation period, Carnival, peak of inflation over population domestic feeding) that affected the recharge dynamics. Furthermore, the good performance in the migration of customers from Prepaid to Postpaid also had a relevant impact. The combination of these elements reduced the positive effects of the biweekly offer adjustment that occurred in 4Q23.
II.	Postpaid Revenue had good performance, growing 7.4% YoY in 1Q24, with Postpaid ARPU reaching R$42.1 (+4.1% YoY) and Postpaid ARPU ex-M2M reaching R$51.0 (+6.3% YoY). The performance is explained by (i) the tariff adjustment on Postpaid offers throughout 2023; (ii) the improvement in customer base management, reducing churn rates to 1.1% per month, of which 0.8% in Postpaid ex-M2M – one of the lowest in the Company's history; and (iii) through the ongoing migration process to higher value plans, reinforcing the attractiveness of our postpaid plans.

Interconnection Revenue (ITX) dropped by 14.6% YoY in 1Q24, due to the lower incoming traffic in the annual comparison.

Customer Platform Revenue totaled R$31 million in 1Q24, down by 1.3% YoY, due to a slower performance already expected in this line, as a result of the revision of this line’s business model and the pursuit of new partnerships with exclusive offers.

16

2024 First Quarter Results

The Other Normalized Revenues[1] line increased by 13.6% YoY, due to higher revenues related to readjustments on infrastructure and network sharing contracts.

Breakdown of the Fixed Segment (net of taxes and deductions):

In 1Q24, Fixed Service Revenue totaled R$332 million, up by 5.5% YoY.

TIM UltraFibra, the main line for the fixed segment, grew by 9.1% YoY in 1Q24, sustaining its growth pace and reaching the highest broadband ARPU in the Company's history, R$95.8 (+3.1% YoY). The consistent result reflects the Company's strategy to focus on the evolution of FTTH (Fiber-to-the-Home), which already accounts for over 90% of our total broadband customer base.

Breakdown of Product Revenue (net of taxes and deductions):

Product Revenue grew by 7.3% YoY, following the increase in device sales, especially those compatible with 5G technology, and equipment related to our “B2B IoT” business segment – which reflects our movement to offer greater diversification in the product portfolio in order to meet customer needs and offer greater convenience.

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, referring to the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani, which was extinguished with the merger of Cozani.

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2024 First Quarter Results

OPERATING COSTS AND EXPENSES

OPEX INCREASING AT A SLOWER PACE THAN REVENUE

* Operating Costs normalized by: non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (-R$303.4 million in 4Q23), expenses with consulting services within the scope of the acquisition project of Oi Mobile and customer migration (+R$190k in 4Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23) and expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23).

Normalized Operating Costs and Expenses totaled R$3,205 million in 1Q24, up by 4.4% YoY. Reported Operating Costs and Expenses also reached R$3,205 million in 1Q24, a YoY increase of 4.6%, justified by the non-recurring effects recorded in 1Q23 as indicated in the table above.

Breakdown of Normalized Costs and Expenses Performance:

Personnel costs grew by 8.7% YoY in 1Q24, impacted by salary adjustments, higher benefits, and costs related to employees’ profit sharing.

The Commercialization and Advertising line fell by 5.2% YoY in 1Q24, mainly due to (i) the termination of the Temporary Service Agreement with Oi last year, which benefited the annual comparison; and (ii) lower costs with customer service, due to the higher penetration of digital services on customer caring.

The Normalized Network and Interconnection group[2] increased by 17.4% YoY in 1Q24, as a result of a worsening in the Interconnection line, which continues to be affected by (i) higher expenses for roaming services, in line with the restructuring of the international roaming portfolio; (ii) increased spending on content providers; and (iii) higher fiber network maintenance costs due to the expansion of TIM UltraFibra during last year.

General and Administrative Expenses (G&A) fell by 10.0% YoY in 1Q24, due to lower expenses with the contracting of strategic consulting services compared to the first quarter of 2023.

[2] The Network and Interconnection line was impacted by non-recurring items, in the amount of R$190k in 4Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

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2024 First Quarter Results

The Cost of Goods Sold (COGS) grew by 7.7% YoY in 1Q24, in line with the revenue evolution, following the dynamics of sales of higher average-cost devices.

The Bad Debt line increased by 3.7% YoY in 1Q24, a slight growth which was within the Company’s expectation as the mix of the customer base migrates to postpaid services. However, the Bad Debt over Gross Revenue ratio reached 1.9% (vs. 2% in 1Q23).

Other Normalized Operating Expenses (Revenue)[3] fell by 6.7% YoY in 1Q24, mainly due to lower provisions for civil contingencies, offset by higher expenses with provisions for tax contingencies.

[3] The Other Normalized Operating Expenses (Revenue) line was impacted by non-recurring items, in the amount of -R$303.4 million in 4Q23, referring to the effect from the accounting for the closing price adjustment agreement for Oi's mobile assets, and R$886k in 1Q23, referring to expenses with FUST/FUNTEL.

19

2024 First Quarter Results

FROM EBITDA TO NET INCOME

ROBUST EBITDA NUMBERS: DOUBLE-DIGIT GROWTH AND MARGIN EXPANSION

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (-R$303.2 million in 4Q23 and -R$4.4 million in 1Q23). Net Financial Result normalized by the monetary adjustment on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23). Normalized Net Income according to the items described in the Revenue, Costs and Net Financial Results sections, as previously described, and non-recurring items in Income Tax and Social Contribution: impact from deferred and current taxes on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$93.8 million in 4Q23), tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$64k in 4Q23 and -R$4.2 million in 1Q23).

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2024 First Quarter Results

EBITDA[4] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$2,890 million in 1Q24, a robust increase of 10.7% YoY, supported by solid operating performance on the main business fronts. Accordingly, the Normalized EBITDA Margin reached 47.4%, representing a YoY expansion of 140 bps, recovering its high level after a period impacted by the acquisition of Oi’s mobile assets.

Considering the effects of leases on EBITDA, the Normalized EBITDA-AL (“After Lease”)[5] (excluding impacts from fines related to the decommissioning of sites[6]) grew by 20.7% YoY in 1Q24, totaling R$2,198 million, with a margin of 36.1%, which represents +400 bps YoY, reflecting the benefits of a holistic approach focused on efficiency.

[4] EBITDA is normalized according to the items described in the “Revenue” and “Costs” sections.

[5] EBITDA-AL is normalized according to items described in the “From EBITDA to Net Income” section and excludes the impact of the fines related to the decommissioning of sites. For more details, access Exhibit 5 – EBITDA After Lease.

[6] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

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2024 First Quarter Results

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

The D&A line fell by 1.3% YoY in 1Q24. This result was due to (i) the reduction in depreciation of right-of-use assets from IFRS 16 leases, arising from the decommissioning of the towers; and (ii) lower software amortization amount.

Normalized EBIT grew by 36.4% YoY in 1Q24 with a margin of 18.3%, reflecting the consistent EBITDA performance.

NET FINANCIAL RESULT

* Net Financial Result normalized by the monetary adjustment on the non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23).

The Net Financial Result[7] was negative by R$525 million in the quarter, down by R$302 million compared to 1Q23, mainly impacted by non-cash items: (i) negative effect in the annual comparison due to the impact of the renegotiation of tower lease agreements recorded in 1Q23; (ii) conclusion of interest capitalization for the 3.5GHz license; (iii) negative impact from the non-achievement of a new tranche of the C6 subscription bonus in 1Q24; and (iv) negative result from marking to market of derivatives in the quarter.

[7] The Net Financial Result had a non-recurring impact of R$27.5 million in 4Q23, referring to the monetary restatement on the effect of the accounting for the adjusted closing price for Oi's mobile assets.

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2024 First Quarter Results

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution (“IR/CSLL”), in the Normalized[8] view, totaled -R$69 million in 1Q24, compared to -R$156 million in 1Q23, corresponding to an effective rate of -11.7% against -26.3% in the same period of 1Q23. This improvement is related to the distribution of Interest on Equity in 1Q24, which did not occur in the same period in 2023. In 1Q23, there were also impacts in deferred taxes referring to Cozani’s assets, which have also contributed to the YoY improvement.

NET INCOME

Normalized Net Income[9] totaled R$519 million in 1Q24, a growth of 19.0% YoY, maintaining the bottom-line recovery dynamics of double-digit growth presented in the last quarters. Thus, Normalized Earnings per Share (EPS) reached R$0.21 in the quarter compared to R$0.18 in 1Q23.

CAPEX

Capex totaled R$1,355 million in 1Q24, a YoY growth of 5.1%, due to higher investments allocation in network infrastructure with the consolidation of 5G in new regions. This quarter, 5G coverage reached 100% of the neighborhoods of Belo Horizonte and Goiânia. It is worth noting that this line follows the seasonality already expected by the Company and, therefore, the guidance for Capex released by TIM for the year 2024 remains unchanged.

As a result, the Total Capex over Normalized Net Revenue ratio was 22.2% compared to 22.7% in 1Q23, down by 50 bps YoY.

[8] The Income Tax and Social Contribution line had a non-recurring impact of R$93.8 million in 4Q23, referring to deferred and current taxes on the effect for the closing price adjustment agreement for Oi's mobile assets, -R$8.2 million in 1Q23, referring to tax credits related to the intercompany contract with Cozani, and -R$64k in 4Q23 and -R$4.2 million in 1Q23, referring to other tax effects.

[9] Net Income is normalized according to items in the “From EBITDA to Net Income” section.

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2024 First Quarter Results

CASH FLOW

Normalized EBITDA (-) Capex totaled R$1,536 million in 1Q24, up by 16.1% YoY. When returning the effects from leases, Normalized EBITDA-AL[10] (-) Capex totaled R$843 million in the quarter, increasing by 58.6% YoY. Both results were possible due to the solid EBITDA growth, in addition to a significant reduction in the level of leases. The Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 13.8%.

Cash generation growing at a solid pace

Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
58.6%
532
843
1Q23
1Q24
9.4%
13.8%
over Net Revenue

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
Reported EBITDA	2,890	2,575	12.2%	3,453	-16.3%
Capex	(1,355)	(1,289)	5.1%	(1,292)	4.8%
Reported EBITDA - Capex	**1,536**	**1,287**	**19.3%**	**2,161**	**-28.9%**
Adjustment of Closing Price Gain from Oi Mobile*	–	–	n.a.	(303)	n.a.
Reported EBITDA - Capex - Adjustment	**1,536**	**1,287**	**19.3%**	**1,858**	**-17.3%**
Δ Working Capital and Income Tax	(1,237)	(691)	79.0%	1,646	n.a.
of which Spectrum Auction Payment	-	-	n.a.	(186)	n.a.
Leases Payment**	(734)	(806)	-8.9%	(788)	-6.8%
of which Penalties	(27)	-	n.a.	(83)	-67.9%
Operating Free Cash Flow	(435)	(210)	107.3%	2,716	n.a.

* The reclassification refers to the non-recurring gain from the accounting for the closing price adjustment agreement for Oi's mobile assets, which is reallocated from the operating cash flow to the investment cash flow.

** Incentives on the payment of leases were recognized in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$33.9 million in 1Q24).

Operating Free Cash Flow (“OpFCF”) was negative by R$435 million in 1Q24, worse by R$226 million in comparison to 1Q23. This result is a consequence of Reported EBITDA (-) Capex growth, and lower lease payment, offset by a negative variation of Working Capital. This negative variation is mainly explained by an increase in the balance of the Suppliers line with a higher volume of payments due to the seasonality effect of the period.

[10] EBITDA-AL is normalized according to items in the “From EBITDA to Net Income” section and excludes the impact of the fines related to the decommissioning of sites. For more details, access Exhibit 5 – EBITDA After Lease.

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2024 First Quarter Results

It is worth mentioning that the full payment of the TFF rate, which is a component of the Fistel fee, has remained suspended since 2020 to date. The total amount recognized until March 31, 2024 was R$2.7 billion, of which R$2.2 billion was principal and R$522 million was default interest. The accumulated amount of principal due in 2024 is R$2.7 billion, which will be recognized throughout the year summed to the default interest.

DEBT AND CASH

Debt Profile

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2024 First Quarter Results

Total Debt (post-hedge) was R$16,314 million at the end of March 2024, down by R$2,660 million vs. 1Q23. This decrease reflects (i) the payment of a portion of the short-term financial debt; and (ii) a reduction in total lease, due to the decommissioning of sites.

The Cash and Securities balance totaled R$3,371 million at the end of March 2024, corresponding to a decrease of R$510 million against 1Q23. The year-on-year decrease can be explained due to a combination of operating cash generation, with the expansion of EBITDA, offset by the following disbursements in the period: (i) payment of financial debts (including the settlement of the debt with BNP Paribas bank in January, totaling R$518 million, and with Scotia bank in December, totaling R$979 million); (ii) payments of installments related to the acquisition of 5G frequencies (payment of two installments of the EACE, in April and October 2023, and of the 5G license corresponding to 2023, in December 2023); and (iii) payments of fines related to the decommissioning of towers.

OPERATING AND MARKETING PERFORMANCE

MOBILE SEGMENT:

At the end of 1Q24, TIM recorded 61.4 million mobile lines, declining by 0.5% YoY. This reduction reflects a combination of growth in the Postpaid base, reaching 28.1 million lines (+7.8% YoY), and a decline in the Prepaid base, reaching 33.3 million lines (-6.6% YoY). Human Postpaid (ex-M2M) reached 23.0 million lines (+6.6% YoY), reaching an M2M (”Machine-to-Machine”) base of 5.1 million lines (+13.5% YoY). In net additions, TIM had 493k new lines in the Postpaid segment in 1Q24, of which 415k in Human Postpaid.

It is worth mentioning that, in March 2023, in order to adapt the distribution of customers migrated from Oi, TIM reclassified 951k customers previously allocated as Control customers to Prepaid, generating an inorganic increase in the Prepaid customer base. On the other hand, this movement had the opposite effect on the Postpaid line.

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2024 First Quarter Results

FIXED SEGMENT:

TIM UltraFibra’s customer base came to 806k connections in 1Q24, a YoY growth of 10.1%. The transition of customers to the fiber continues its consistent growth pace: in the period, the FTTH base expanded by 23.8% YoY.

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

I.	Commercial Partnerships with:
(i)	direct remuneration for the sale of advertising and data intelligence, in which the main products used are TIM Ads and TIM Insights.
(ii)	remuneration for data products, through financial scores and standard validation/authentication products to improve the digital security of our users.

II.	Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is associated to the success of this adhesion and consistent by a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

MOBILE ADVERTISING AND DATA MONETIZATION

In the 1st quarter of 2024, mobile advertising and data monetization revenue grew 4 times compared to the same period in 2023, driven by new mobile advertising agreements and acceleration of scoring operations, in addition to the start of Open Gateway operations. Furthermore, to expand its inventory, TIM began testing advertising campaigns on external platforms (“offsite”) using the Retail Media model. Within the scope of Open Gateway, the Mobile World Congress (MWC) reinforced the use of TIM's anti-fraud solutions by relevant customers, such as Itaú. Additionally, technical and commercial integrations with Infobip and Microsoft were announced.

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2024 First Quarter Results

FINANCIAL SERVICES

In 2020, the Company concluded negotiations with Banco C6 and launched exclusive offers for TIM customers who opened accounts with the bank and used its services. In this contract, TIM receives remuneration for active accounts and the option to obtain equity participation in C6 bank as certain goals are achieved, with the number of shares received for each goal achieved varying throughout the contract.

On February 1, 2021, TIM announced that it obtained, within the scope of this partnership, the right to exercise a subscription bonus equivalent to an indirect participation of approximately 1.44% of the share capital of C6 bank, as a result of reaching, in December 2020, from the 1st level of the agreed goals. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank. It is important to highlight that once the option was exercised, TIM began to hold a minority position and without a position of control or significant influence in the management of C6.

Additionally, TIM holds share subscription options, which represent the Company's option to subscribe to 4.44% of C6's shares on March 31, 2024. Considering what has already been exercised, plus the options, the potential participation of TIM at C6 bank could reach approximately 5.88%, except for the ongoing arbitration dispute. More details can be found in Notes 12, 31 and 37 of the Financial Statements.

EDUCATION SERVICES

In the Education pillar, the partnership with Descomplica already surpasses 500k subscribers in various courses such as: preparation for the ENEM, free courses, undergraduate and postgraduate courses. Free courses focused on technology, such as ChatGPT and Artificial Intelligence for Non-Technicians, already reached +35k subscribers in 2024.

HEALTH SERVICES

After carrying out the operational pilots, in January 2024, the partnership was expanded to the entire national territory. Furthermore, the Cartão de Todos product was included in the portfolio, becoming the most used by TIM customers. Today there are already more than 155k customers registered in the partnership, which allows access to telemedicine, consultations, and exams with discounts and 436 private clinics spread throughout Brazil.

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2024 First Quarter Results

INFRASTRUCTURE

Below are the evolution details of our mobile and fixed networks:

DESCRIPTION	1Q24	1Q23	% YoY	4Q23	% QoQ
R$ million					
4G Cities	5,570	5,397	3.2%	5,570	-
of which 700 MHz enabled	4,770	4,525	5.4%	4,646	2.7%
of which VoLTE enabled	5,570	5,311	4.9%	5,470	1.8%
Urban Population Coverage (4G)	100%	99%	0.7p.p.	100%	-
of which 700 MHz enabled	97%	96%	1.5p.p.	96%	1.1p.p.
of which VoLTE enabled	100%	99%	0.8p.p.	100%	-
5G Cities	266	45	491.1%	209	27.3%
4.5G Cities	2,115	1,947	8.6%	2,069	2.2%
3G Cities	4,157	4,139	0.4%	4,157	-
Urban Population Coverage (3G)	95%	94%	0.2p.p.	95%	-0.4p.p.
Biosites	1,858	1,831	1.5%	1,858	-
Sky Coverage (# sites)	1,763	1,623	8.6%	1,763	-
Massive MIMO (# sites)**	2,551	2,510	1.6%	2,540	0.4%
Homes passed*	12,295	8,715	41.1%	11,700	5.1%
FTTH	11,460	7,432	54.2%	10,788	6.2%
FTTC	3,074	3,031	1.4%	3,069	0.2%
Broadband Coverage Cities	135	76	77.6%	131	3.1%
FTTH	135	76	77.6%	131	3.1%
FTTC	5	5	-	5	-
FTTCity (# cities)	1,579	1,410	12.0%	1,537	2.7%

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2024 First Quarter Results

ENVIRONMENTAL, SOCIAL & GOVERNANCE

1Q24 HIGHLIGHTS

o	The ESG Committee approved the environmental, social and governance targets which are part of the 2024-26 ESG Plan. The company is reinforcing its climate strategy with the aim of becoming a Carbon Neutral company by 2030 and Net Zero by 2040. Among the social targets, TIM is taking on the challenge of having at least 25% black people in its leadership ranks by 2025 and bringing connectivity to 32 million hectares by the end of 2026.
o	TIM was named one of the top ESG companies in the telecommunications sector by Morningstar's Sustainalytics, receiving the "ESG Industry Top-Rated" Seal. The recognition reinforces TIM's good practices in ESG management.
o	On International Women's Day, TIM announced the evolution of the Caminho Delas project, transforming all 158 of its own stores in the country into points of reference for women in dangerous situations. More than 2,000 of the company's sales staff have been trained to assist women who seek support in stores in cases of harassment, physical violence and other risk situations, offering a smartphone for connection and a booklet with information and contacts for various public channels and organizations for reporting.
o	Leader in 5G and with the largest mobile network in the country with 100% 4G coverage, TIM launched TIM IoT Solutions in March. The aim is to reinforce its expertise in the digital transformation of Brazilian Industry, with a focus on Agribusiness, Utilities, Logistics and Industry 4.0. The company already offers the market the largest IoT network in Brazil.
o	Through its partnership with Descomplica, TIM has extended the exclusive benefits it offers its customers, providing discounts on undergraduate and postgraduate courses and free courses on topics such as artificial intelligence and marketing for social networks. Since last year, users of all the operator's plans have been able to prepare for the ENEM for free or with more complete packages starting at R$ 22.90 per month, in an initiative that reinforces access to education.
o	Bateria do Instituto TIM was present at the Rio Carnival in the traditional Mini Bloco, which takes place in Praça Xavier de Brito, in Tijuca, Rio de Janeiro. Made up of more than 50 children, young people and adults with and without disabilities, the project promotes social inclusion through music. Under the command of master Mangueirinha, the group entertained the children.
o	TIM Tec, Instituto TIM's free online course platform, has reached 240,000 subscribers. São Paulo stands out as the leader in the number of registered users, with more than 20,000 subscribers. With 32 courses available, most of them in the technology area, there is also content aimed at teachers to strengthen basic skills, entrepreneurship and financial education. In addition to the video lessons, there are complementary materials and a certificate for completing the courses.

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2024 First Quarter Results

o	Instituto TIM, in partnership with the NGO One by One, has started another class of the Exponential Education course, a technological education project aimed at children, young people and their families. Throughout the learning journey, the 60 students of varying ages, will have the opportunity to develop entrepreneurial skills using various tools. As well as broadening the areas in which participants can work, the course enhances different skills and encourages continuous improvement.
o	In the 1st quarter, TIM incorporated five new plants into its operation as part of the evolution of the Distributed Generation (DG) Project, totaling 106 units. The project is responsible for promoting the supply of the network using renewable energy plants leased from partners, with a predominance of solar plants. The expectation is that by the end of 2024, almost 60% of the energy used by the company will come from DG, reaching a total of 134 plants that will serve 25 Brazilian states.
o	TIM ended the 1st quarter with 1,858 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.
o	TIM was recognized with the Ombudsman Brazil 2023 Award, granted by the Brazilian Association of Company-Customer Relations, Abrarec, earning it a prominent place on the list of winning companies. The award ceremony, held in São Paulo, celebrated companies that dedicate their efforts to customer service by rewarding successful projects. TIM was the only one in its segment on the list and presented the case "Ease of access, innovation and efficiency generate surprising results", which focused on excellence in the customer experience.

To access the ESG quarterly report, please go to: ESG Quarterly Report

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2024 First Quarter Results

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2024 (“1Q24”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Exhibits

Exhibit 1: Operating Indicators

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2024 First Quarter Results

EXHIBIT 1 – Operating Indicators

33

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A on March 31, 2024 (66.59% on December 31, 2023).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On March 31, 2024, TIM holds a 49% equity interest (49% on December 31, 2023) in the company I-Systems (associate) and held 100% on December 31, 2022 in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. Considering that the merger by TIM, through Act 3535/2023, which transferred the SMP grants associated with it, and its consequent extinction, for all purposes and effects, on April 1, 2023, consequently, TIM S.A., does not have equity interests in Cozani on March 31, 2024.

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 20, 2022, TIM, together with other Buyer companies (Claro S.A. and Telefônica Brasil S.A.), after complying with the prior conditions established by CADE and ANATEL, concluded the acquisition transaction of Oi Móvel S.A. – Under Court-Ordered Reorganization (“Seller”, “Assignor” or “Oi Móvel”). Due to this, TIM now holds 100% of Cozani’s share capital, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

The total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

34

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Considering the agreed purchase amounts, we had the following balances recorded as contractual obligations on December 31, 2022:

(i)	The amount of R$ 634.3 million was withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3 million remained fully retained by the Company until the date of October 4, 2022, that the preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Said deposit remained in an account linked to the Court until the agreement reached between the parties in October 2023. For further details, see Note 11;

(ii)	The amount of R$ 77 million recognized as contingent consideration, until there was an agreement between the parties.

On October 4, 2023, TIM S.A., through a Material Fact, communicated to its shareholders and the market in general that the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Considering the TIM Adjusted Final Price, the Company recovered a portion corresponding to half of the amount that had been deposited in court and subsequently transferred it to the Arbitration Chamber (equivalent to approximately R$ 317 million on the closing date, updated by the 100% of the CDI change until the deposit in court, plus interest and/or inflation adjustment, applicable until the date of the respective redemption), and the remaining amount was redeemed by the Seller as part of the purchase price of the UPI Ativos Móveis assigned to the Company. Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”.

On March 31, 2024 and December 31, 2023, considering the agreement signed with Oi S.A., the Company was free from any obligations mentioned in items (i) and (ii).

Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Price purchase allocation” - PPA). On the closing date of the “PPA”, on December 31, 2022, the analysis indicates the assets and liabilities presented below:

35

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment	3,518,477
Intangible assets	3,599,811
8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,282,579
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,575,159
Surplus of radio frequencies(i)	3,038,951
Surplus of customers’ portfolio(ii)	253,629

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

36

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. The recognized goodwill has already been deducted for tax purposes since the date of the corporate acquisition of the company Cozani by TIM S.A., which took place on April 1, 2023.

Merger of Cozani

According to the Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL, which took place when the Act 3535/2023 was published.

On March 31, 2023, the Board of Directors (“BoD”) acknowledged the obtaining of said consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the BoD declared that said Merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023. The approved Acquisition did not give rise to a capital increase, nor issue of new shares of the Company, or changes in the Company’s shareholding, therefore, there is no need to approach different topics related to the exchange of shares or right to withdraw.

The purpose of this acquisition is to streamline the corporate structure of TIM S.A., eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the Companies, and will allow the concentration of activities related to the provision of personal mobile telecommunication services in a single company, in addition to optimize operating costs and efficiently allocate investments due to the integration of acquired assets.

The changes in Cozani’s equity between the date of the report (December 31, 2022) and the merger (April 1, 2023) were incorporated into the balance sheet of TIM S.A., as set forth in the protocol of merger. As a result of the merger, all operations of Cozani were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law.

The net assets as of December 31, 2022, is summarized below:

Assets		Liabilities
Current assets	1,376,107	Current liabilities	1,900,283
Non-current assets	3,987,996	Non-current liabilities	2,422,684
Long-term receivables	846,823
Property, plant and equipment	2,885,893
Intangible assets	255,280
		Net assets	1,041,136
Total assets	5,364,103	Total liabilities	5,364,103

37

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared and is being presented according to the accounting practices adopted in Brazil, which comprises the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. Accordingly, relevant information of the quarterly information is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of this quarterly information are below and/or presented in its respective notes. These policies were applied consistently over the periods presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

On March 31, 2024, the Company reported a net profit of R$ 519,423. The Company’s current liabilities exceeded total current assets by R$ 2,438,530, due to the acquisition of Cozani, the payment of obligations related to the 5G license, and the distribution of additional dividends of R$ 1,310,000. In the first quarter of 2024, there was a decrease in cash flow of approximately R$ 1.1 billion. The Company believes that there is a seasonal decrease in operating cash flow at the beginning of the year due to the payment of obligations and regulatory fees. On March 31, 2024, the Company’s shareholders’ equity is positive by R$ 25,025,216.

In connection with the preparation of this quarterly information, Company’s Management made analyses which confirms that the operating cash flow in the first quarter is positive by R$ 1.6 billion; therefore, there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Consequently, according to IFRS, this statement is presented as supplementary information, without prejudice to the set of quarterly information.

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c. Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d. Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

e. Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value on the acquisition date, regardless of the proportion of any minority interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

f. Approval of quarterly information

This individual and consolidated quarterly information was approved by the Company's Board of Directors on May 6, 2024.

g. New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the period ended March 31, 2024 that may affect the Company somehow.

IFRS 17 - Insurance Contracts

IFRS 17 (equivalent to CPC 50 Insurance Contracts) is a new accounting standard with scope for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 (CPC 50) replaces IFRS 4 - Insurance Contracts (equivalent to CPC 11). IFRS 17 (CPC 50) applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entities that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics; some scope exceptions will apply. The overall purpose of IFRS 17 (CPC 50) is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting matters. IFRS 17 (CPC 50) is based on a general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (variable rate approach).
•	A streamlined approach (premium allocation approach) mainly for short-term contracts.

The new standard had no impact on the Group’s consolidated quarterly information.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 (equivalent to CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors) clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The Company assessed that the changes in the standard did not have a significant impact on the Group’s consolidated quarterly information.

41

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 (equivalent to CPC 26 (R1) – Presentation of Financial Statements) and IFRS Practice Statement 2 provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to assist entities in providing more useful disclosures of accounting policies, replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies. Moreover, it adds a guidance on how entities apply the concept of materiality when making decisions about disclosures of accounting policies.

The changes had an impact on the disclosure of the Group’s accounting policies. The Company carried out an analysis of the financial statements, adjusting the preparation and presentation base notes, estimates and critical judgments, as well as explanatory notes when necessary. However, there was no impact on the measurement and recognition of items in the Group's quarterly information.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

- Amendments to IAS 12

The amendments to IAS 12 Income Taxes (equivalent to CPC 32) narrow the scope of the initial recognition exception, so that it no longer applies to transactions that generate equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

The changes had no impact on the Group’s consolidated quarterly information.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 (equivalent to CPC 32 – Income Taxes) were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and
•	Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

The mandatory temporary exception - the use of which must be disclosed - takes effect immediately. The remaining disclosure requirements apply to annual reporting periods beginning on or after January 1, 2023, but not to any interim period ending on or before December 31, 2023.

The changes had no impact on the Group’s consolidated quarterly information.

42

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on March 31, 2024.

Amendments to IFRS 16: Lease liabilities in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 (equivalent to CPC 06 – Leases) to specify the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, aiming to ensure that the seller-lessee does not recognize any gain or loss that relates to the right of use that it maintains.

The amendments are effective for annual financial statement periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16 (CPC 06). Early adoption is allowed and this fact must be disclosed.

The Group does not expect a significant impact on the quarterly information.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to Paragraphs 69 to 76 of IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements) to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following:

•	What is meant by the right to postpone settlement.
•	That the right to postpone must exist at the end of the financial reporting period.
•	That the classification is not affected by the likelihood that an entity will exercise its right of postponement.
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

Moreover, a disclosure requirement was introduced when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement depends on the fulfillment of future covenants within twelve months.

The amendments apply to annual financial statements periods starting on or after January 1, 2024 and must be applied retrospectively.

The Group has not identified changes that have a significant impact on the financial statements.

43

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Supplier financing agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows) and IFRS 7 (equivalent to CPC 40 (R1) - Financial Instruments: Disclosures) to clarify the characteristics of supplier financing arrangements and require additional disclosures of those arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of supplier financing arrangements on an entity’s obligations, cash flows and liquidity risk exposure.

The amendments are effective for annual financial statement periods starting on or after January 01, 2024. Early adoption is permitted, but must be disclosed.

The Company is assessing the impacts to ensure that all information complies with the standard.

h. Restatement of statements of cash flows

As part of our ongoing process to improve the overall quality of the Company’s quarterly information and to promote greater comparability and consistency with other companies in the sector, we have changed our accounting policy related to the presentation of purchases and sales of marketable securities in the statements of cash flow. Previously, the Company reported these transactions as an investment activity on a net basis (R$ 1,865 million as of March 31, 2023), under IAS 7, paragraph 22(b) and 23A(b). In connection with the new accounting policy, the Company reported these transactions as an investment activity on a gross basis under paragraph 21 of IAS 7/CPC 03. The Company also changed the presentation of interest revenue from marketable securities, which were previously presented as an investment activity (R$ 16 million on March 31, 2023) to an operational activity, under IAS 7/CPC 03, paragraph 33. The Company retrospectively applied the change in accounting policy under IAS 8/CPC 23, paragraph 19(b).

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, resulting accounting estimates are seldom equal to the respective taxable income. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 8.c).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(b)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(c)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(d)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

(e)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

Company’s Management classifies its financial assets upon initial recognition.

	Parent Company
	03/2024	12/2023

Cash and banks	31,950	37,029
Free availability financial investments:
CDB’s / Repurchases	1,952,732	3,040,902

	1,984,682	3,077,931

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such marketable securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfillment of short-term obligations by the company.

The average remuneration in the parent company, in 2024, of CDB investments is 101.42% p.a. (101.88% on December 31, 2023) of the variation of the interbank deposit certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company
	03/2024	12/2023

FUNCINE(i)	12,965	12,949
Fundo Soberano(ii)	183	1,840
FIC: (iii)
Government bonds(a)	905,147	1,203,968
CDB(b)	12,922	47,464
Financial bills(c)	225,900	303,131
Other(d)	242,011	402,087
	1,399,128	1,971,439

Current portion	(1,386,163)	(1,958,490)
Non-current portion	12,965	12,949

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2024 was 0.04% p.a. (0.05% p.a. on December 31, 2023).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2024 was 99.55% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.37% on December 31, 2023).

46

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(iii) The Company invests in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2024 was 109.07% p.a. of the variation of the Interbank Deposit Certificate - CDI (102.18% p.a. on December 31, 2023).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on March 31, 2024 and December 31, 2023.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2023).

	Parent Company
	03/2024	12/2023
Trade accounts receivable	4,231,917	3,908,773

Gross accounts receivable	4,877,460	4,538,512

Billed services	2,447,974	2,237,551
Unbilled services	1,043,191	1,036,339
Network use (interconnexion)	734,067	750,054
Sale of goods	632,237	494,279
Contractual assets (note 23)	19,662	19,957
Other receivable accounts	329	332

Provision for expected credit losses	(645,543)	(629,739)

Current portion	(4,042,319)	(3,709,766)
Non-current portion	189,598	199,007

47

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company
	03/2024	12/2023
	(3 months)	(12 months)

Opening balance	629,739	562,090
Balance of merged company (Note 1.2)	-	23,737
Supplement to expected losses	165,697	620,667
Write-offs of provision	(149,893)	(576,755)
Closing balance	645,543	629,739

The aging of accounts receivable is as follows:

	Parent Company
	03/2024	12/2023

Total	4,877,460	4,538,512

Falling due	3,604,668	3,291,399
Overdue (days):
≤30	376,773	302,042
≤60	152,150	118,333
≤90	87,522	107,759
>90	656,347	718,979

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company
	03/2024	12/2023

Total inventory	404,688	331,783

Inventories	419,250	346,207
Cell phones and tablets	269,029	203,596
Accessories and prepaid cards	123,833	113,363
TIM chips	26,388	29,248

Losses on adjustment to realizable value	(14,562)	(14,424)

48

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
8.	Income tax and social contribution

8.a	Recoverable income tax and social contribution

	Parent Company
	03/2024	12/2023

Recoverable income tax and social contribution	514,024	713,279

Income tax	313,629	429,461
Social contribution	200,395	283,818

Current portion	(305,726)	(494,382)
Non-current portion	208,298	218,897

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Over the years, there has been recognition of the inflation adjustment in the amounts of R$ 11 million in 2021, R$ 61 million in 2022, and R$ 41 million in 2023 and R$ 5 million in 2024.

In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and in September the Company obtained credit approval from the Brazilian Federal Revenue Service. At this time, the tax credits recognized in assets were segregated, as the tax credit is made up of corporate income tax (IRPJ) and social contribution (CSLL) amounts overpaid and subject to offset against other federal debts and deferred tax assets backed by tax loss balances and negative basis of CSLL offset over the years considering a taxable income, increased by the SELIC update on undue debts. By reducing taxable income, it was possible to partially recover the tax loss and CSLL negative basis that were offset, as the legislation provides for the offsetting of up to 30% of the taxable income for the period.

Thus, the company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million, recognizing deferred taxes on tax losses and negative CSLL basis in the amounts of R$ 114 million and R$ 42 million, respectively. The amount of R$ 470 million that was reclassified from non-current to current remained in recoverable IRPJ and CSLL accounts. A write-off of R$ 13 million was made in the third quarter of 2023 to adjust the amount recorded in the third quarter of 2021. During the third quarter of 2023, the Company started using such tax credits to offset current PIS and COFINS debits and other federal taxes. The Company used the amount of R$ 151 million in 2023 and R$ 126 million in 2024.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2024, the Company has chosen to make the quarterly payment of income tax and social contribution.

49

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	03/2024	12/2023

Income tax and social contribution payable	48,605	64,407

Income tax	8,054	-
Social contribution	40,551	64,407

Current portion	(48,605)	(64,407)

8.c	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On March 31, 2024 and December 31, 2023, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

50

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The amounts recorded are as follows:

	Parent Company
	03/2024	12/2023

Tax loss carryforwards and negative basis of social contribution	135,437	201,227
Temporary differences:
Provision for legal and administrative proceedings	540,058	499,603
Provision for expected credit losses	248,010	242,160
Rental of infrastructure - LT Amazonas	37,508	37,159
Provision for employee profit sharing	78,764	57,890
Taxes with enforceability suspended(i)	1,014,887	948,808
Amortized Goodwill-TIM Fiber	(34,560)	(34,560)
Derivative financial instruments	(236,057)	(236,259)
Capitalized interest - 4G and 5G	(272,946)	(281,721)
Deemed costs – TIM S.A.	(21,170)	(23,356)
Adjustments to standard IFRS 16 (ii)	711,438	675,817
Accelerated depreciation (iii)	(925,320)	(891,051)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	351,997	378,601
Amortized Goodwill – Cozani	(270,982)	(231,894)
Amortization of capital gains on Cozani intangible assets	59,156	60,336
Other assets	146,746	148,010
Other liabilities	(43,949)	(43,799)
	1,269,540	1,257,494

Deferred active tax portion	3,280,055	3,205,814
Portion of deferred tax liability	(2,010,515)	(1,948,320)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022 and 2023 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022 and 2023 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represents the addition of new contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 925 million until March 31, 2024 (R$ 891 million up to December 31, 2023) and applied as of January 1, 2020.

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets acquired in the Cozani’s acquisition in April 2022.

51

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Expected recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on March 31, 2024.

Based on these projections, the Company has the following expectation of recovery of credits:

Deferred income tax and social contribution (active installment)	Tax losses and negative basis	Temporary expenses	Total
2024	135,437	705,199	840,636
2025	-	199,419	199,419
2026	-	161,745	161,745
>2027	-	2,078,255	2,078,255
Total	135,437	3,144,618	3,280,055

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and negative basis of social contribution of R$ 65,790 up to March 2024 (R$ 59,022 on March 31, 2023).

8.d	Expense with current and deferred income tax and social contribution

	Parent Company
	03/2024	03/2023	03/2023
Current income tax and social contribution taxes
Income tax for the period	(109,663)	(121,863)	(122,121)
Social contribution for the period	(40,635)	(59,090)	(59,185)
Tax incentive – SUDENE/SUDAM(i)	69,740	46,483	46,483
	(80,558)	(134,470)	(134,823)
Deferred income tax and social contribution
Deferred income tax	8,857	40,849	(16,815)
Deferred social contribution	3,189	28,698	7,939
	12,046	69,547	(8,876)

	(68,512)	(64,923)	(143,699)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

52

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	03/2024	03/2023	03/2023

Profit before income tax and social contribution	587,935	477,359	556,135
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(199,898)	(162,302)	(189,086)
(Additions) / exclusions:
Equity in earnings	(7,650)	45,830	11,964
Permanent additions, exclusions:
Non-taxable revenues	2,649	7,225	7,225
Non-deductible expenses for tax purposes	(4,565)	(5,566)	(5,566)
Tax incentive – SUDENE/SUDAM(i)	69,740	46,483	49,489
Tax benefit related to interest on shareholders’ equity allocated	68,000	-	-
Tax losses and temporary differences not recognized	-	-	154
Other amounts	3,212	3,407	(17,879)
	131,386	97,379	45,387

Income tax and social contribution recorded in the income (loss) for the period	(68,512)	(64,923)	(143,699)
Effective rate	11.65%	13.60%	25.84%

(i)	As mentioned in Note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

9.	Taxes, fees and contributions to be recovered

	Parent Company
	03/2024	12/2023

Taxes, fees and contributions to be recovered	1,839,396	1,818,306

ICMS(i)	1,396,894	1,372,681
PIS / COFINS (ii)	151,536	164,508
IRRF (Withholding income tax) on interest earning bank deposits	85,877	81,445
Other	205,089	199,672

Current portion	(934,521)	(943,767)
Non-current portion	904,875	874,539

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

53

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	Parent Company
	03/2024	12/2023

Prepaid expenses	802,419	377,405
Fistel(i)	261,653	-
Advertisements not released(ii)	102,460	13,047
Rentals and reinsurance	68,876	69,759
Incremental costs for obtaining customer contracts(iii)	190,167	190,663
IT Services(iv)	16,112	16,053
Other (v)	163,151	87,883

Current portion	(611,592)	(238,468)
Non-current portion	190,827	138,937

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(v) Represented mainly by neutral network installation costs deferred for the duration of the contract of R$ 140,201 (R$ 75,464 as of December 31, 2023).

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company
	03/2024	12/2023

Judicial deposits	685,717	689,739

Civil	285,824	286,430
Labor	69,893	68,202
Tax	225,699	220,842
Regulatory	115	115
Online attachment(i)	104,186	114,150

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

54

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 84,618 (R$ 83,438 on December 31, 2023).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 225,699 on March 31, 2024, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 39,121 (R$ 38,650 on December 31, 2023).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,746 (R$ 5,668 on December 31, 2023).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 24,416 (R$ 24,048 on December 31, 2023).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The restated amount of deposits regarding this discussion is R$ 12,308 (R$ 12,177 on December 31, 2023).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 12,387 (R$ 12,191 on December 31, 2023).

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,807 (R$ 3,775 on December 31, 2023).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 4,001 (R$ 3,960 on December 31, 2023).

(h)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 68,744 (R$ 67,911 on December 31, 2023).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 27,118 (R$ 26,213 on December 31, 2023).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits referring to this discussion is R$ 17,701 (R$ 15,759 on December 31, 2023).

12.	Other financial assets

The initial recognition of an equity instrument in the balance sheet is carried at its fair value as of the acquisition or issue date. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income.

On March 23, 2020, TIM S.A. and BANCO C6 S.A. concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with Banco C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater customer loyalty.

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

The Company has invested approximately R$ 51 million (R$ 54 million in 2023) in the Investment fund focused on 5G solutions “Upload Ventures Growth”. On March 31, 2024, the Company does not control the fund’s management nor has significant influence.

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

According to the requirements of IFRS 9 / CPC 48, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 37 in the section on Financial instruments measured at fair value for details of this information.

13.	Other assets

	Parent Company
	03/2024	12/2023

Other assets	297,757	284,902

Advances to employees	37,978	7,033
Advances to suppliers	65,009	66,018
Amounts receivable from TIM Brasil (Note 35)	22,918	22,803
Amounts receivable from incentivized projects	34,882	43,138
Taxes and labor contributions to offset	87,903	83,981
Other (i)	49,067	61,929

Current portion	(260,411)	(239,318)
Non-current portion	37,346	45,584

(i) A major portion related to: (a) other advances of R$ 17,407 (R$ 16,960 on December 31, 2023); (b) employee benefits reimbursement amounts to R$ 14,649 (R$ 14,344 as of December 31, 2023).

14.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1.2, on April 20, 2022, TIM S.A. (jointly with other buyers Telefônica Brasil S.A. and Claro S.A.), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under Court-Ordered Reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. On April 1, 2023, TIM S.A. acquired Cozani, therefore, for all effects, the latter was dissolved and consequently, for all purposes and effects, TIM S.A. does not have equity interest in Cozani on March 31, 2024 or December 31, 2023.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

TIM S.A. has 49% (49% on December 31, 2023) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

	03/2024	12/2023
Assets	2,011,872	2,053,886
Current and non-current assets	271,177	320,824
Tangible and intangible assets	1,740,695	1,733,062

Liabilities and shareholders’ equity	2,011,872	2,053,886
Current and non-current liabilities	628,828	669,921
Shareholders' equity	1,383,044	1,383,965

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	694,554	717,055.
Fair value of investment (Note 14.b)	1,428,311	1,450,812

03/2024	12/2023

Net loss for the period	(45,919)	(182,254)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(22,501)	(89,304)

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary	Total
	03/2024 I-Systems	12/2023 I-Systems	Cozani up to 03/31/2023	03/2024	12/2023

Total number of shares	1,794,287,995	1,794,287,995	-		-

Interest in total capital	49%	49%	-		-

Shareholders' equity	1,383,044	1,383,965	-		-

Loss for the period/year(i)	(45,919)	(182,255)	-	-	-

Equity in earnings	(22,501)	(89,304)	153,387	(22,501)	64,083
Amortization of surplus	-	-	(53,781)	-	(53,781)

Investment value	1,428,311	1,450,812	-	1,428,311	1,450,812

(i) Cozani’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary Cozani were consolidated on April 30, 2022, as the financial information available is closest to the date of transfer of control. Management concludes that the impacts of results generated between the date of acquisition and the beginning of consolidation are immaterial. On April 1, 2023, Cozani was incorporated by TIM S.A. Therefore, there is no longer a company controlled by TIM S.A.

Cozani’s shareholders’ equity as of April 30, 2022 was adjusted to comply with the Company’s accounting practices, reflecting a decrease of approximately R$ 1,641 million, mainly related to the impairment of tangible assets, recording of onerous capacity contract and deferred taxes.

b)	Change of investment in associated company:

I-Systems (associated company)

Balance of investment on December 31, 2023	1,450,812
Equity in earnings	(22,501)
Balance of investment on March 31, 2024	1,428,311

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. The amounts of property, plant and equipment recorded on Cozani’s acquisition were adjusted on December 31, 2022 to its recoverable amounts and after the merger are recorded at TIM S.A. On March 31, 2024 and December 31, 2023, the Company has no other indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
•	Changes in property, plant and equipment
	Parent Company
	Balance in December 2023	Additions	Write-offs	Transfers	Balance in March 2024

Total cost of property, plant and equipment, gross	70,343,331	1,761,159	(221,756)	-	71,882,734
Commutation/transmission equipment	38,274,244	(4,031)	(9,376)	1,065,251	39,326,088
Fiber optic cables	786,762	-	-	3,159	789,921
Leased handsets	4,082,742	122	(750)	45,171	4,127,285
Infrastructure	7,737,385	-	(4,420)	44,475	7,777,440
Informatics assets	1,803,782	-	(350)	989	1,804,421
General use assets	1,004,301	-	(256)	10,310	1,014,355
Right-of-use in leases	15,973,178	716,687	(206,554)	-	16,483,311
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,048,381	(50)	(1,169,355)	521,325

Total accumulated depreciation	(47,931,516)	(1,275,875)	14,106	-	(49,193,285)
Commutation/transmission equipment	(28,413,977)	(632,439)	9,095	-	(29,037,321)
Fiber optic cables	(644,978)	(15,089)	-	-	(660,067)
Leased handsets	(3,761,002)	(49,148)	269	-	(3,809,881)
Infrastructure	(5,325,647)	(85,847)	4,213	-	(5,407,281)
Informatics assets	(1,715,818)	(9,925)	349	-	(1,725,394)
General use assets	(755,528)	(12,366)	180	-	(767,714)
Right-of-use in leases	(7,314,566)	(471,061)	-	-	(7,785,627)
Total property, plant and equipment, net	22,411,815	485,284	(207,650)	-	22,689,448
Commutation/transmission equipment	9,860,267	(636,470)	(281)	1,065,251	10,288,767
Fiber optic cables	141,784	(15,089)	-	3,159	129,854
Leased handsets	321,740	(49,026)	(481)	45,171	317,404
Infrastructure	2,411,738	(85,847)	(207)	44,475	2,370,159
Informatics assets	87,964	(9,925)	(1)	989	79,027
General use assets	248,773	(12,366)	(76)	10,310	246,641
Right-of-use in leases	8,658,612	245,626	(206,554)	-	8,697,684
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,048,381	(50)	(1,169,355)	521,324

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2022	Additions	Write-offs	Transfers	Balance in March 2023

Total cost of property, plant and equipment, gross	54,530,017	1,581,817	(33,049)	-	56,078,785
Commutation/transmission equipment	28,749,731	(8,314)	(7,168)	994,719	29,728,968
Fiber optic cables	783,396	-	-	612	784,008
Leased handsets	2,956,156	107	(1,446)	47,358	3,002,175
Infrastructure	6,921,727	-	(1,291)	71,130	6,991,566
Informatics assets	1,780,652	-	(377)	13,239	1,793,514
General use assets	957,396	-	(125)	7,665	964,936
Right-of-use in leases	11,493,062	599,682	(22,446)	-	12,070,298
Land	39,802	-	-	-	39,802
Construction in progress	848,095	990,342	(196)	(1,134,723)	703,518

Total accumulated depreciation	(34,754,757)	(1,089,374)	10,474	-	(35,833,657)
Commutation/transmission equipment	(20,101,222)	(538,825)	7,930	-	(20,632,117)
Fiber optic cables	(583,854)	(15,396)	-	-	(599,250)
Leased handsets	(2,677,840)	(40,334)	868	-	(2,717,306)
Infrastructure	(4,404,860)	(91,918)	1,265	-	(4,495,513)
Informatics assets	(1,675,605)	(11,960)	377	-	(1,687,188)
General use assets	(698,448)	(12,468)	34	-	(710,882)
Right-of-use in leases	(4,612,928)	(378,473)	-	-	(4,991,401)
Total property, plant and equipment, net	19,775,260	492,443	(22,575)	-	20,245,128
Commutation/transmission equipment	8,648,509	(547,139)	762	994,719	9,096,851
Fiber optic cables	199,542	(15,396)	-	612	184,758
Leased handsets	278,316	(40,227)	(578)	47,358	284,869
Infrastructure	2,516,867	(91,918)	(26)	71,130	2,496,053
Informatics assets	105,047	(11,960)	-	13,239	106,326
General use assets	258,948	(12,468)	(91)	7,665	254,054
Right-of-use in leases	6,880,134	221,209	(22,446)	-	7,078,897
Land	39,802	-	-	-	39,802
Construction in progress	848,095	990,342	(196)	(1,134,723)	703,518

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in December 2023	Additions / depreciation	Write-offs	Transfers	Balance in March 2024

Total cost of property, plant and equipment, gross	65,529,479	2,059,178	(110,118)	-	67,478,539
Commutation/transmission equipment	35,061,237	(8,314)	(7,168)	994,719	36,040,474
Fiber optic cables	783,396	-	-	612	784,008
Leased handsets	3,876,846	107	(1,446)	47,358	3,922,865
Infrastructure	7,710,055	-	(1,291)	71,130	7,779,894
Informatics assets	1,780,690	-	(377)	13,239	1,793,552
General use assets	966,562	-	(125)	7,665	974,102
Right-of-use in leases	14,462,803	1,077,045	(99,515)	-	15,440,333
Land	39,802	-	-	-	39,802
Construction in progress	848,088	990,340	(196)	(1,134,723)	703,509

Total accumulated depreciation	(42,868,327)	(1,293,458)	10,474	-	(44,151,311)
Commutation/transmission equipment	(26,235,111)	(493,125)	7,930	-	(26,720,306)
Fiber optic cables	(583,854)	(15,396)	-	-	(599,250)
Leased handsets	(3,598,459)	(40,387)	868	-	(3,637,978)
Infrastructure	(4,992,013)	(91,918)	1,265	-	(5,082,666)
Informatics assets	(1,675,606)	(11,960)	377	-	(1,687,189)
General use assets	(706,014)	(12,608)	34	-	(718,588)
Right-of-use in leases	(5,077,270)	(628,064)	-	-	(5,705,334)
Total property, plant and equipment, net	22,661,152	765,720	(99,644)	-	23,327,228
Commutation/transmission equipment	8,826,126	(501,439)	762	994,719	9,320,168
Fiber optic cables	199,542	(15,396)	-	612	184,758
Leased handsets	278,387	(40,280)	(578)	47,358	284,887
Infrastructure	2,718,042	(91,918)	(26)	71,130	2,697,228
Informatics assets	105,084	(11,960)	-	13,239	106,363
General use assets	260,548	(12,608)	(91)	7,665	255,514
Right-of-use in leases	9,385,533	448,981	(99,515)	-	9,734,999
Land	39,802	-	-	-	39,802
Construction in progress	848,088	990,340	(196)	(1,134,723)	703,509

(i) The change in the right of use in leases includes lease incentives received, totaling R$ 34 million.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	287,017	123,456	45,867	260,347	716,687
Remeasurement	(93,980)	(1,782)	(110,792)	-	(206,554)
Depreciation	(197,326)	(36,151)	(112,158)	(125,426)	(471,061)
Balances on March 31, 2024	4,672,860	918,914	2,174,624	931,286	8,697,684
Annual depreciation rates	12.20%	11.65%	12.45%	9.13%

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions	277,001	77,625	211,975	33,081	599,682
Remeasurement	(5,117)	(16,421)	(908)	-	(22,446)
Depreciation	(150,435)	(34,626)	(71,174)	(122,238)	(378,473)
Balances on March 31, 2023	3,759,409	665,788	1,736,775	916,925	7,078,897

Useful life - %	11.70%	11.59%	11.58%	7.65%

	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533
Additions	293,592	77,625	672,747	33,081	1,077,045
Remeasurement	(56,684)	(16,421)	(26,410)	-	(99,515)
Depreciation	(345,109)	(34,626)	(126,090)	(122,238)	(628,064)
Balances on March 31, 2023	5,238,248	665,788	2,914,039	916,925	9,734,999

Useful life - %	12.23%	11.59%	12.08%	7.65%

•	Depreciation rates

Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

In 2023, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Parent Company
	Balance in December 2023	Additions/ Amortization	Write-offs	Transfers	Balance in March 2024

Total cost of intangible assets, gross	46,313,583	306,205	(159)	-	46,619,629
Software licenses	23,167,846	-	-	253,283	23,421,129
Authorizations	18,794,239	16,960	-	3,223	18,814,422
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	-	207,589
List of customers	253,629.00	-	-	-	253,629
Other assets	574,245	-	-	250	574,495
Intangible assets under development	203,866	289,245	(159)	(256,756)	236,196

Total accumulated amortization	(30,688,542)	(478,878)	-	-	(31,167,420)
Software licenses	(20,785,708)	(235,578)	-	-	(21,021,286)
Authorizations	(9,377,907)	(221,977)	-	-	(9,599,884)
Infrastructure right-of-use - LT Amazonas	(97,174)	(2,700)	-	-	(99,874)
List of customers	(55,137)	(8,271)	-	-	(63,408)
Other assets	(372,616)	(10,352)	-	-	(382,968)

Total intangible assets, net	15,625,041	(172,673)	(159)	-	15,452,209
Software licenses(c)	2,382,138	(235,578)	-	253,283	2,399,843
Authorizations(f)	9,416,332	(205,017)	-	3,223	9,214,538
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(2,700)	-	-	107,715
List of customers	198,492.00	(8,271)	-		190,221
Other assets	201,629	(10,352)	-	250	191,527
Intangible assets under development	203,866	289,245	(159)	(256,756)	236,196

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2022	Additions/ Amortization	Transfers	Compound interest	Balance in March 2023

Total cost of intangible assets, gross	38,732,905	321,540	-	82,457	39,136,902
Software licenses	20,876,377	-	232,253	-	21,108,630
Authorizations	11,250,610	6,756	25,933	-	11,283,299
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	201,778
Other assets	339,417	-	85	-	339,502
Intangible assets under development	2,952,554	314,784	(258,271)	82,457	3,091,524

Total accumulated amortization	(25,730,124)	(415,127)	-	-	(26,145,251)
Software licenses	(18,454,058)	(247,679)	-	-	(18,701,737)
Authorizations	(6,984,930)	(158,473)	-	-	(7,143,403)
Infrastructure right-of-use - LT Amazonas	(86,488)	(2,588)	-	-	(89,076)
Other assets	(204,648)	(6,387)			(211,035)

Total intangible assets, net	13,002,781	(93,587)	-	82,457	12,991,651
Software licenses(c)	2,422,319	(247,679)	232,253	-	2,406,893
Authorizations(f)	4,265,680	(151,717)	25,933	-	4,139,896
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(2,588)	-	-	112,702
Other assets	134,769	(6,387)	85	-	128,467
Intangible assets under development	2,952,554	314,784	(258,271)	82,457	3,091,524

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. From December 2021 to April 2023 includes the amounts for acquisition values of the 5G License, which were transferred to goods in service (“Authorizations”) in April 2023, as per note 16.f.

67

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in December 2022	Additions/ Amortization	Transfers	Capitalized interest	Balance in March 2023

Total cost of intangible assets, gross	45,179,692	321,539	-	82,457	45,583,688
Software licenses	21,979,251	-	232,253	-	22,211,504
Authorizations	15,839,784	6,756	25,933	-	15,872,473
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	201,778
Other assets	819,207	-	85	-	819,292
Intangible assets under development	3,227,503	314,783	(258,271)	82,457	3,366,472

Total accumulated amortization	(28,763,144)	(484,449)	-	-	(29,247,593)
Software licenses	(19,922,202)	(249,623)	-	-	(20,171,825)
Authorizations	(8,403,807)	(222,060)	-	-	(8,625,867)
Infrastructure right-of-use - LT Amazonas	(86,488)	(2,588)	-	-	(89,076)
Other assets	(350,647)	(10,178)	-	-	(360,825)

Total intangible assets, net	16,416,548	(162,910)	-	82,457	16,336,095
Software licenses(c)	2,057,049	(249,623)	232,253	-	2,039,679
Authorizations(f)	7,435,977	(215,304)	25,933	-	7,246,606
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(2,588)	-	-	112,702
Other assets	468,560	(10,178)	85	-	458,467
Intangible assets under development	3,227,503	314,783	(258,271)	82,457	3,366,472

	-				-

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–25
Infrastructure right-of-use	up to 5
Other assets	Up to 10
List of Cozani’s clients	13.04
Cozani’s permit license capital gains	5.66

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

68

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on March 31, 2024 and December 31, 2023.

Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill allocated from R$ 2,636,426, which is recorded on March 31, 2024 and December 31, 2023.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on March 31, 2024 and December 31, 2023.

69

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., Tim Group’s operating company in Brazil and that in 2023 merged Cozani’s balances, acquired in 2022. This methodology is aligned with the company's strategic direction. It is worth highlighting that the group’s results are mainly represented by TIM S.A., but since the merger of Cozani occurred on April 1, 2023, these results impacted the consolidated TIM S.A. until March 31, 2023.

On December 31, 2023, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 1.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On December 31, 2023, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

70

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

On March 31, 2024, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

71

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations in service was carried out. The Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate until 2023, incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity.

The total effect on the Company’s intangible assets on March 31, 2024 referring to 5G radio frequencies and related obligations was R$ 3,930 million (R$ 3,930 million in 2023) and there are no more balances of assets in progress relating to 5G licenses since 2023.

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	Parent Company
	03/2024	12/2023
LT Amazonas	175,060	177,569
Sublease “resale stores” – IFRS 16	65,179	58,772
	240,239	236,341

Current portion	(30,983)	(29,886)
Non-current portion	209,256	206,455

72

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	Up to Mar 2025	Apr 2025–Mar 2030	April 2030 onwards	Nominal values	Present value
	57,518	207,222	105,955	370,694	240,239
LT Amazonas(i)	30,669	155,509	105,575	291,753	175,060
Sublease “resale stores” – IFRS 16	26,849	51,713	380	78,941	65,179

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s subleasing revenue in the period ended March 31, 2024, is R$ 16,264 (R$ 14,640 in the same period of 2023).

Liabilities

	Parent Company
	03/2024	12/2023

LT Amazonas(i)	324,231	327,820
Sale of towers (leaseback)(ii)	1,660,871	1,679,221
Other(iv)	141,542	147,051
Subtotal	2,126,644	2,154,092

Other leases:(iii)
Leases – Network Infrastructure	5,555,729	5,476,509
Leases - Shops & kiosks & real estate	1,058,214	958,981
Leases - Land (Network)	2,643,524	2,793,441
Leases – Fiber	1,009,372	873,752
Subtotal leases IFRS 16 / CPC 06 (R2)	10,266,839	10,102,683
Total	12,393,483	12,256,775

Current portion	(1,846,861)	(1,808,740)
Non-current portion	10,546,622	10,448,035

73

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The amount of interest paid in the period ended March 31, 2024 related to IFRS 16 / CPC 06 (R2) was R$ 293,789 (R$ 273,055 in the same period of 2023).

In 2024, the amount of R$ 26 million was paid, referring to fines applied related to the decommissioning process of sites acquired from Cozani (merged on April 1, 2023).

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Parent Company

	Up to Mar 2025	Apr 2025–Mar 2030	Jan 2030 onwards	Nominal values	Present value
Total - Lease liability	2,939,366	9,015,847	8,643,665	20,598,878	12,393,483

LT Amazonas(i)	70,414	295,376	200,695	566,485	324,231
Sale and leaseback of Towers(ii)	299,830	1,434,740	1,527,640	3,262,210	1,660,871
Other(iii)	39,514	131,679	8,650	179,843	141,542

Total other leases(iv)	2,529,608	7,154,052	6,906,680	16,590,340	10,266,839
Leases – Network infrastructure	1,236,248	4,061,610	4,038,780	9,336,638	5,555,729
Leases - Shops & kiosks & real estate	242,754	722,761	798,004	1,763,519	1,058,214
Leases - Land (Network)	559,281	1,686,663	2,069,896	4,315,840	2,643,524
Leases – Fiber	491,325	683,018	-	1,174,343	1,009,372

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

74

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value on March 31, 2024 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 13.65% (14.29% in 2023).

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 7,383 on March 31, 2024 (R$ 8,377 in the same period of 2023).

18.	Other amounts recoverable

These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

On March 31, 2024, this credit is R$ 68,892 (R$ 80,963 on December 31, 2023).

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company
	03/2024	12/2023

Suppliers	3,911,914	4,612,112

Domestic currency	3,523,216	4,052,047
Suppliers of materials and services (i)	3,433,936	3,970,040
Interconnection(ii)	54,555	50,519
Roaming (iii)	401	64
Co-billing (iv)	34,324	31,424

Foreign currency	388,698	560,065
Suppliers of materials and services (i)	199,471	220,061
Roaming (iii)	189,227	340,004

Current portion	3,911,914	4,612,112

75

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. On March 31, 2024, the Company has approximately R$ 119 million (R$ 316 million as of December 31, 2023) related to the drawee risk operation.

20.	Authorizations payable

On March 31, 2024 and December 31, 2023, the Company has the following commitments with ANATEL:

	Parent Company
	03/2024	12/2023

Renewal of authorizations(i)	274,576	257,616
Updated ANATEL liability(ii)	192,916	190,771
Authorizations payable	1,105,078	1,076,776
	1,572,570	1,525,163

Current portion	(414,768)	(407,747)
Non-current portion	1,157,802	1,117,416

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[11] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. As of March 31, 2024, the outstanding balances relating to the renewal of Permits were R$ 274,576 (R$ 257,616 as of December 31, 2023).

[11] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

76

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 193 million on March 31, 2024 (R$ 190 million on December 31, 2023), which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (the three first installments were paid in the amounts of R$ 46, R$ 52 and R$ 58 million). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). Regarding EACE, four contributions totaling R$ 533 million were made up until March 31, 2024.

On March 31, 2024, the outstanding balance, considering the amounts related to radio frequencies and contribution to be made in EACE, is R$ 1,105 million (R$ 1,077 million on December 31, 2023).

The authorizations payable on March 31, 2024 due in long-term is in accordance with the following schedule:

Parent Company
03/2024
2025	301,583
2026	60,659
2027	60,659
2028	60,659
2029	60,659
2030	60,659
2031	55,254
>2032	497,670
1,157,802

77

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on March 31, 2024, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027 (V1)		Dec 2029	-	Dec 2041	Dec 2031
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo (merged from COZANI)*	Mar 2031 (1800MHz)			Oct 2027 (V2)
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027 (V1)		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio de Janeiro and Espírito Santo (merged from COZANI)*	Mar 2031 (900MHz)			Oct 2027 (V2)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	December 2032	Apr 2038	Oct 2027 (V1)		Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Tocantins and Distrito Federal (merged from COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
Municipality of Paranaíba, in Mato Grosso do Sul, and municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás - (merged COZANI)*	Dec 2032 (900 & 1800MHz)		Apr 2038	Oct 2027 (V2)
Mato Grosso do Sul (except the municipality of Paranaíba) and Goiás (except municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão) - (merged COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo (merged COZANI)*	Dec 2032 (1800MHz)			Oct 2027 (V2)

78

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V1)	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná and Santa Catarina (merged from COZANI)*	Dec 2032 (900 & 1800MHz)			Oct 2027 (V2)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio Grande do Sul (merged COZANI)*	Dec 2032 (900MHz)	Dec 2032		Oct 2027 (V2)
Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (merged from COZANI)*	Mar 2031 (900 & 1800MHz)		Mar 2031	Oct 2027 (V2)
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Bahia, Sergipe, Rio de Janeiro and Minas Gerais (merged from COZANI)*			Apr 2038	Oct 2027 (V2)

* Cozani’s incorporated authorizations indicated in a section based on the different deadlines contained in the Authorization granted to Cozani. Due to the merger, the deadline for using radio frequencies in each location will be long-term.

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

79

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

				Parent Company
Description	Currency	Charges	Maturity	03/2024	12/2023
KFW Finnvera³ (ii)	USD	SOFR + 1.7826% p.a.	Jan 2024–Dec 2025	83,810	124,411
Scotland (ii)	USD	1.4748% p.a.	Apr/24	502,895	485,498
BNP Paribas(ii)	BRL	7.0907% p.a.	Jan/24	-	515,068
Debentures[1] (ii)	BRL	IPCA + 4.1682% p.a.	Jun/28	1,913,150	1,859,897
BNDES(i)	BRL	IPCA + 4.2283% p.a.	Nov/31	394,092	392,340
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb/28	194,288	206,140
BNDES(i)	BRL	TJLP + 1.95% p.a.	Aug/25	159,647	187,592
Total				3,247,882	3,770,946

Current				(760,682)	(1,267,237)
Non-current				2,487,200	2,503,709

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment.

³ The debt with KFW Finninvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

Guarantees

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually. The index is the Net Financial Debt on EBITDA. The Company has been complying with all the established ratios.

Company’s loans and financing on March 31, 2024 due in long-term is in accordance with the following schedule:

2025	151,169
2026	737,620
2027	737,620
2028	698,775
2029	55,548
2030	55,548
2031	50,920
2,487,200

80

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2024	710,200
2025	201,651
2026	737,620
2027	737,620
2028	698,775
2029	55,548
2030	55,548
2031	50,920
3,247,882

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With respect to proceeds contracted with The Bank of Nova Scotia, Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on March 31, 2024, is detailed in the table below:

	03/2024	12/2023

The Bank of Nova Scotia	501,011	478,098
Debentures	1,850,858	1,821,869
BNDES	377,982	381,027
BNB	182,174	193,878

22.	Taxes, fees and contributions payable

	Parent Company
	03/2024	12/2023

Taxes, fees and contributions payable	3,125,691	3,058,718

Value-added tax on sales and services - ICMS	235,650	249,485
ANATEL’s taxes and fees(i)	2,750,677	2,563,784
Imposto sobre Serviço [Service tax] - ISS	69,849	67,765
PIS / COFINS	48,329	49,312
Other(ii)	21,186	128,372

Current portion	(3,115,840)	(3,048,115)
Non-current portion	9,851	10,603

81

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2024, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

As of March 31, 2024, the total value of the obligation relating to TFF is R$ 2,749 million, of which R$ 2,228 million in principal and R$ 521 million in interest on arrears (as of December 31, 2023, the total was R$ 2,554 million, of which R$ 2,087 million in principal and R$ 467 million in interest on arrears).

(ii) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

23.	Deferred revenues

	Parent Company
	03/2024	12/2023

Deferred revenues	882,479	901,002

Prepaid services(i)	173,174	187,540
Anticipated revenues	38,033	39,138
Deferred revenues on sale of towers(iii)	613,112	626,636
Contract liabilities(iii)	58,160	47,688

Current portion	(273,440)	(279,401)
Non-current portion	609,039	621,601

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on March 31, 2024 and December 31, 2023, presented below, represent the individual and consolidated amounts.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	03/2024	12/2023

Accounts receivable included in trade accounts receivable	2,624,953	2,344,726
Contractual assets	19,662	19,957
Contractual liability	(58,160)	(47,688)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

Contractual assets (liabilities)

Balance on January 1, 2024	(27,731)
Additions	(12,852)
Write-offs	2,085
Balance on March 31, 2024	(38,498)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2024	2025	2026
Contractual assets (liabilities)	(15,074)	(22,682)	(742)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company
	03/2024	12/2023

Provision for legal and administrative proceedings	1,529,254	1,410,299

Civil(a)	512,711	498,180
Labor(b)	215,249	212,929
Tax(c)	767,875	666,209
Regulatory(d)	33,419	32,981

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2023	Additions, net of reversals	Payments	Inflation adjustment	Mar 2024

	1,410,299	89,609	(62,817)	92,163	1,529,254

Civil(a)	498,180	17,232	(22,416)	19,715	512,711
Labor(b)	212,929	14,000	(22,609)	10,929	215,249
Tax(c)	666,209	58,229	(17,704)	61,141	767,875
Regulatory(d)	32,981	148	(88)	378	33,419

	December 2022	Additions, net of reversals	Payments	Inflation adjustment	Mar 2023

	1,112,156	98,051	(46,467)	118,019	1,281,759

Civil(a)	392,975	58,657	(25,897)	87,422	513,157
Labor(b)	214,450	21,990	(19,541)	9,293	226,192
Tax(c)	473,391	17,404	(1,029)	20,875	510,641
Regulatory(d)	31,340	-	-	429	31,769

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a. Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$ 182,639 (R$ 179,815 on December 31, 2023) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 264,347 (R$ 258,578 on December 31, 2023).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The main amount of the conviction subject to the provision is R$ 50 million, of which R$ 155.9 million is monetarily restated as of March 31, 2024.  TIM filed an Extraordinary Appeal against the ruling handed down by the Superior Court of Justice alleging a violation of constitutional provisions, which was denied. TIM filed an Interlocutory Appeal against this decision, which is awaiting judgment.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 53,216 (R$ 45,770 on December 31, 2023).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 12,148 (R$ 11,964 on December 31, 2023).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 361 (R$ 2,053 on December 31, 2023).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). There is no provisioned amount corresponding to these lawsuits as of March 31, 2024 and December 31, 2023.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions discussed in the Judiciary Branch.

From the total of 1,923 Labor claims on March 31, 2024 (1,833 on December 31, 2023) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security. The provisioning of these claims totals R$ 215,249 updated monetarily (R$ 212,929 on December 31, 2023).

c. Tax proceedings

	03/2024	12/2023
Federal taxes	307,000	274,781
State taxes	377,219	307,898
Municipal taxes	9,837	9,711
TIM S.A. proceedings (Purchase price allocation)	73,819	73,819
	767,875	666,209

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 80 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,557 (R$ 4,513 on December 31, 2023).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 45,497 (R$ 44,917 on December 31, 2023).

(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 17,465 (R$ 17,239 on December 31, 2023).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL of R$ 68,956 (R$ 68,084 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(iv)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 61,733 (R$ 60,828 on December 31, 2023).

(v)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 20,414 (R$ 20,173 on December 31, 2023).

State taxes

The provision for TIM S.A. supports 124 proceedings and is mainly composed of the following lawsuits:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 31,725 (R$ 39,219 on December 31, 2023).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 95,964 (R$ 8,460 on December 31, 2023);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 47,933 (R$ 47,178 on December 31, 2023);

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 32,694 (R$ 26,280 on December 31, 2023);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 10,987 (R$ 11,260 on December 31, 2023).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 13,832 (R$ 15,167 on December 31, 2023).

(vii)	in 2023, recognized as provision on charge on subscription fees without deductible, whose updated amounts is R$ 47,425 (R$ 35,176 on December 31, 2023).

(viii)	In 2023, the provision on charge of special credit amounts was recognized, whose updated amounts is R$ 5,032 (R$ 34,820 on December 31, 2023).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

TIM S.A. proceedings (Purchase price allocation)

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 73,819 as of December 31, 2023).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On March 31, 2024, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 33,419 (R$ 32,981 on December 31, 2023).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	03/2024	12/2023

	21,548,906	21,351,995

Civil (e.1)	1,527,062	1,512,495
Labor and Social Security (e.2)	385,636	400,827
Tax (e.3)	19,422,420	19,236,990
Regulatory (e.4)	213,788	201,683

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	03/2024	December 2023
Consumer lawsuits (e.1.1)	161,076	140,934
ANATEL (e.1.2)	355,652	350,187
Consumer protection bodies (e.1.3)	482,420	480,094
Former trading partners (e.1.4)	257,545	260,431
Social and environmental and infrastructure (e.1.5)	103,742	119,669
Other (e.1.6)	166,627	161,180
	1,527,062	1,512,495

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 104,077 (R$ 113,315 on December 31, 2023).

e.2.2. Labor

There are 2,173 Labor claims as of March 31, 2024 (3,102 as of December 31, 2023) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 281,559 (R$ 287,512 as of December 31, 2023). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	03/2024	12/2023

	19,422,420	19,236,990

Federal taxes (e.3.1)	3,099,482	3,139,640
State taxes (e.3.2)	10,618,068	10,438,812
Municipal taxes (e.3.3)	1,752,580	1,712,988
FUST, FUNTTEL and EBC (e.3.4)	3,952,290	3,945,550

The values presented are corrected, in an estimated way, based on the SELIC rate. The historical amount involved is R$ 13,168,765 (R$ 13,095,822 on December 31, 2023).

e.3.1. Federal taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,099,482 on March 31, 2024 (R$ 3,139,640 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,742,754 (R$ 1,711,566 on December 31, 2023). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Offset method for tax losses and negative bases. The amount involved is R$ 214,688 (R$ 255,912 on December 31, 2023).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 78,624 (R$ 77,697 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 323,793 (R$ 318,365 on December 31, 2023).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 320,504 (R$ 316,675 on December 31, 2023).

The amounts not highlighted refer to several discussions at the federal level involving, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on March 31, 2024 is R$ 10,618,068 (R$ 10,438,812 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,358,464 (R$ 1,338,672 on December 31, 2023).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 463,569 (R$ 435,326 on December 31, 2023).

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved is R$ 792,163 (R$ 782,497 on December 31, 2023).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On March 31, 2024, the involved amount is R$ 4,208,380 (R$ 4,304,655 on December 31, 2023).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 105,124 (R$ 134,165 on December 31, 2023).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,016,130 (R$ 996,002 on December 31, 2023).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 961,397 (R$ 726,364 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 151,047 (R$ 148,465 on December 31, 2023).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 331,728 (R$ 339,088 on December 31, 2023).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,752,580 on March 31, 2024 (R$ 1,712,988 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,461,393 (R$ 1,431,623 on December 31, 2023).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 94,577 (R$ 93,172 on December 31, 2023).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 149,875 (R$ 143,150 on December 31, 2023).

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 3,952,290 (R$ 3,945,550 on December 31, 2023). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On March 31, 2024, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 213,788 (R$ 201,683 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, decrease of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital relationship; and Additional Commitments.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. The following commitments were certified by Anatel: Numbering; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Personal assistance; Digital relationship; Additional; and Collaborative Portal.

In October 2022, TIM and Anatel signed the Amendment to renegotiate the commitment related to Quality Indicators. Thus, the Perceived Quality Index (IQP) started to be adopted to replace the General Quality Index (IGQ) for Years 3 and 4 of the TAC.

In June 2023, TIM concluded the 3rd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. Regarding the Additional Commitments, as aforementioned, Anatel has already issued a statement of fulfillment of the obligation relating to the third year of the TAC, guaranteeing the general statement of fulfillment of the obligation for the implementation of SMP with 4G or later technology in 350 (three hundred and fifty) municipalities under the terms agreed in the TAC. In December 2023, the following Commitments were attested: Numbering; Impediment; Repair Plan; Internal controls; LTE 700 MHz; New 4G; Backhaul; Digital relationship.

In July 2023, TIM started the fourth and final year of TAC. The Company will continue fully implementing the internal monitoring mechanisms on the evolution of the schedules by the Governance Office in Management and Board of Directors.

The Company has met the TAC implementation schedule and has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

93

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

25.	Other liabilities and provision
	Parent Company
	03/2024	12/2023

Other liabilities and provision	305,384	365,841

Provision for future asset decommissioning	99,078	130,328
Advance from customers	15,846	25,215
Onerous capacity contract(i)	107,723	122,042
Other provisions for risk	36,137	42,419
Other	46,600	45,837
Current portion	(114,173)	(121,273)
Non-current portion	191,211	244,568

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

26.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on March 31, 2024, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2023).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

94

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

	03/2024	12/2023

	390,507	384,311

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	36,903	30,707

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On March 31, 2024, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,362,239 (R$ 2,362,239 on December 31, 2023).

95

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2023, dividends and Interest on Shareholders’ Equity were calculated as follows:

2023

Net profit for the year	2,837,422
(-) Non-distributable tax incentives	(237,828)
(-) Constitution of legal reserve	(129,979)
Adjusted net profit	2,469,615

Minimum dividends calculated on the basis of 25% of adjusted profit	617,404

Breakdown of dividends payable interest on shareholders’ equity:
Interest on shareholders’ equity	1,600,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,600,000

Withholding income tax (IRRF) on interest on shareholders' equity	(233,230)
Total dividends and interest on shareholders’ equity, net	1,366,770

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the year 2023, the amount of R$ 1,600,000 of interest on shareholders’ equity were distributed and additional amount of R$ 1,310,000 of dividends, which were approved during the Shareholders’ General Meeting on March 28, 2024, totaling R$ 2,910,000.

The amounts allocated until March 31, 2024 and December 31, 2023 are as follows:

Approval	Payment	Dividend

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
09/18/2023	10/23/2023	425,000
12/06/2023	01/23/2024	655,000
02/06/2024 (i)	Apr 2024 July 2024 and Oct 2024	1,310,000

		2,910,000

03/19/2024	04/22/2024	200,000

		200,000

96

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) The dividends were approved at the General Meeting on March 28, 2024.

In the first quarter of 2024, the Company disbursed, through dividends and/or interest on equity, R$ 436,190 (R$ 1,470,470 in 2023) to controlling shareholders and R$ 208,922 (R$ 704,459 in 2023) to non-controlling shareholders.

The balance on March 31, 2024 of the item “dividends and interest on shareholders' equity payable” totaling R$ 1,579,670 (R$ 647,872 on December 31, 2023) is composed of the outstanding amounts of previous years totaling R$ 99,670 (R$ 89,143 on December 31, 2023) in addition to the paid amount of R$ 1,310,000 in dividends and R$ 200,000 (R$ 170.00, net) which will be paid by October 2024.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flow, Interest on Shareholders’ Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

27.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021-2023 and 2024-2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

97

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	Shares canceled (principal) during the period	Balance of shares (principal) at the end of the period
2021-2023 Plan 2023 Grant(s)	1,560,993	July/26	R$ 12.60	1,535,604	-	-	-	-	-	-	-	-	-	(14,282)	1,521,322
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	771,302	-	-	-	-	-	-	-	-	-	(10,432)	760,870
2021-2023 Plan 2021 Grant(s)	3,431,610	May/24	R$ 12.95	821,942	-	-	-	-	-	-	-	-	-	-	821,942
Total	6,220,315			3,128,848	-	-	-	-	-	-	-	-	-	(24,714)	3,104,134
Weighted average price of the balance of grants			R$ 12.85

The base price of the share of each share was calculated using the weighted averages of share price. The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•	2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

On March 31, 2024, expenses related to said long-term benefit plans totaled R$ 4,544 (R$ 5,715 on March 31, 2023).

Termination of the Share Buyback Program and Approval of a New Program

On June 12, 2023, the Board of Directors became aware of the termination of the Share Buyback Program approved at a meeting of the Company’s Board of Directors on May 5, 2021 and approved a new share buyback program of its own issuance. The new program will start as of the date of the Board of Directors’ resolution, remaining in effect until December 12, 2024, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

98

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

28.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended March 31, 2024 is R$ 31,186 (R$ 31,581 on March 31, 2023).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

99

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	03/2024	03/2023	03/2023

Net operating revenue	6,095,529	5,649,267	5,640,155

Gross operating revenue	8,710,389	7,883,619	7,922,021

Revenue from services	8,323,831	7,537,072	7,575,474
Revenue from services - Mobile	7,838,541	7,071,083	7,109,485
Service revenue - Landline	485,290	465,989	465,989

Sale of goods	386,558	346,547	346,547

Deductions from gross revenue	(2,614,860)	(2,234,352)	(2,281,866)
Taxes levied	(958,904)	(874,223)	(921,132)
Discounts granted	(1,652,630)	(1,358,474)	(1,359,079)
Returns and other	(3,326)	(1,655)	(1,655)

100

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

29.	Operating costs and expenses

	Parent Company
	03/2024				03/2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(2,952,881)	(1,465,720)	(448,639)	(4,867,240)	(3,054,736)	(1,368,587)	(448,396)	(4,871,719)

Personnel	(11,434)	(225,118)	(127,675)	(364,227)	(21,808)	(209,995)	(103,280)	(335,083)
Outsourced services	(175,539)	(533,554)	(194,570)	(903,663)	(164,859)	(528,509)	(223,184)	(916,552)
Interconnection and connection means	(791,707)	-	-	(791,707)	(1,124,228)	-	-	(1,124,228)
Depreciation and amortization	(1,558,989)	(94,918)	(100,850)	(1,754,757)	(1,379,049)	(76,419)	(101,995)	(1,557,463)
Taxes, fees and contributions	(35,427)	(234,476)	(9,956)	(279,859)	(8,551)	(206,326)	(9,015)	(223,892)
Rentals and reinsurance	(130,965)	(40,230)	(7,690)	(178,885)	(125,615)	(37,216)	(3,848)	(166,679)
Cost of goods sold	(247,693)	-	-	(247,693)	(230,045)	-	-	(230,045)
Advertising	-	(160,288)	-	(160,288)	-	(146,499)	-	(146,499)
Losses on doubtful accounts	-	(165,697)	-	(165,697)	-	(140,774)	-	(140,774)
Other	(1,127)	(11,439)	(7,898)	(20,464)	(581)	(22,849)	(7,074)	(30,504)

	Consolidated
	03/2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(2,811,692)	(1,479,967)	(449,982)	(4,741,641)

Personnel	(21,808)	(209,995)	(103,280)	(335,083)
Outsourced services	(171,023)	(597,861)	(224,739)	(993,623)
Interconnection and connection means	(654,221)	-	-	(654,221)
Depreciation and amortization	(1,598,623)	(76,472)	(101,995)	(1,777,090)
Taxes, fees and contributions	(8,658)	(229,272)	(9,040)	(246,970)
Rentals and reinsurance	(126,304)	(37,220)	(3,854)	(167,378)
Cost of goods sold	(230,045)	-	-	(230,045)
Advertising	-	(146,499)	-	(146,499)
Losses on doubtful accounts	-	(159,799)	-	(159,799)
Other	(1,010)	(22,849)	(7,074)	(30,933)

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company totaling R$ 5,544 (R$ 5,545 on March 31, 2023). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a decrease in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

30.	Other net revenue (expense)

	Parent company		Consolidated
	03/2024	03/2023	03/2023
Revenues
Revenue from grant, net	-	860	860
Fines on telecommunication services	22,980	16,585	16,813
Revenue on disposal of assets	822	659	659
Other revenues (ii)	18,012	17,203	17,196
	41,814	35,307	35,528
Expenses
FUST/FUNTTEL(i)	(39,107)	(38,398)	(39,564)
Taxes, fees and contributions	(4,022)	(138)	(138)
Provision for legal and administrative proceedings, net of reversal
	(83,625)	(90,693)	(90,695)
Expenses on disposal of assets	(862)	(423)	(423)
Other expenses	(7,058)	(4,438)	(5,119)
	(134,674)	(134,090)	(135,939)

Other revenues (expenses), net	(92,860)	(98,783)	(100,411)

(i)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

(ii)	It mainly represents deferred revenue in the towers sold (as per note 17), of which R$ 13,524 on March 31, 2024, (R$ 13,524 on March 31, 2023).

31.	Financial revenues
	Parent company		Consolidated
	03/2024	03/2023	03/2023

Financial revenues	221,180	354,436	375,185
Interest on interest earning bank deposits	105,943	102,314	122,787
Interest received from customers	10,958	5,762	5,843
Swap interest (iii)	78,620	161,807	161,807
Interest on lease	7,032	6,930	6,930
Inflation adjustment(i)	18,227	57,654	57,655
Other derivatives(ii)	-	19,587	19,587
Other revenue	400	382	576

102

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. In the first quarter of 2024, the Company did not exercise the subscription right relating to contract targets, thus not impacting the financial result (R$ 19,587 on March 31, 2023, referring to the 9th contractual target). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 28.

(iii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

32.	Financial expenses

	Parent company		Consolidated
	03/2024	03/2023	03/2023

Financial expenses	(754,056)	(687,791)	(595,716)
Interest and inflation adjustment on loans and financing	(77,293)	(25,022)	(25,022)
Interest on taxes and rates	(59,946)	(49,828)	(53,178)
Swap interest	(101,802)	(152,311)	(152,311)
Interest on lease liabilities	(348,934)	(272,426)	(170,852)
Inflation adjustment(i)	(93,666)	(123,772)	(128,948)
Discounts granted	(9,081)	(11,987)	(11,987)
Other expenses (ii)	(63,334)	(52,445)	(53,418)

(i) Substantial portion related to the monetary restatement of lawsuits totaling R$ 92,163 - see note 24 (R$ 118,019 as of March 31, 2023); and

(ii) A major portion related to: (a) interest on concessions totaling R$ 27,698 (R$ 19,774 at December 31, 2023); and (b) financial expenses related to guarantee insurance, surety and charges of R$ 30,656 (R$ 21,794 on March 31, 2023).

33.	Foreign exchange variations, net

	Parent Company		Consolidated
	03/2024	03/2023	03/2023
Revenues
Loans and financing(i)	-	45,728	45,728
Suppliers	1,250	5,084	5,084
Swap(ii)	18,073	-	-
Other	11,949	4,218	4,218
	31,272	55,030	55,030
Expenses
Loans and financing(i)	(18,073)	-	-
Suppliers	(4,255)	(1,904)	(1,904)
Swap(ii)	-	(45,728)	(45,728)
Other	(1,061)	(10,243)	(10,243)
	(23,389)	(57,875)	(57,875)

Net foreign exchange variations	7,883	(2,845)	(2,845)

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).

34.	Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period.

	03/2024	03/2023

Income attributable to the shareholders of the company	519,423	412,436

Weighted average number of shares issued (thousands)	2,420,762	2,420,802

Basic earnings per share (in R$)	0.21	0.17

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	03/2024	03/2023

Income attributable to Company's shareholders	519,423	412,436

Weighted average number of shares issued (thousands)	2,421,012	2,420,802

Diluted earnings per share (in R$)	0.21	0.17

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The calculation of net earnings per share considered 250 thousands (the Company did not have potentially dilutive shares on March 31, 2023) related to the long-term incentive plan, as mentioned in Note 27.

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent Company
	03/2024	12/2023

Telecom Italia Sparkle(i)	4,817	3,004
Gruppo Havas(vi)	99,343	6,544
TI Sparkle(iii)	266	187
TIM Brasil(vii)	22,918	22,803
Telecom Italia S.p.A.(ii)	3,267	3,298
I-Systems(ix)	4,964	7,502
Other	97	96
Total	135,672	43,434

	Liabilities
	Parent Company
	03/2024	12/2023

Telecom Italia S.p.A.(ii)	109,689	127,902
Telecom Italia Sparkle(i)	6,553	4,797
TI Sparkle(iii)	9,878	8,087
TIM Brasil(iv)	10,858	10,858
Vivendi Group(v)	1,109	2,683
Gruppo Havas(vi)	85,984	68,407
I-Systems(viii)	64,213	60,367
Italtel(xi)	16,997	8,507

Other	8,814	4,229

Total	314,095	295,837

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Revenue
	Parent Company		Consolidated
	03/2024	03/2023	03/2023

Telecom Italia S.p.A.(ii)	59	2,490	2,490
Telecom Italia Sparkle(i)	1,689	731	731
TI Sparkle(iii)	84	239	239
I Systems (ix)	276	12,390	12,390
Cozani(x)		3,041	-
Total	2,108	18,891	15,850

Cost / Expense
	Parent Company		Consolidated
	03/2024	03/2023	03/2023

Telecom Italia S.p.A.(ii)	31,336	29,892	29,892
Telecom Italia Sparkle(i)	2,653	3,240	3,240
TI Sparkle(iii)	5,071	4,404	4,404
Vivendi Group(v)	1,107	2,411	2,411
Gruppo Havas(vi)	141,549	140,284	140,284
I Systems(viii)	106,425	84,672	84,672
Cozani(x)		480,108	-
Other	4,760	5,592	5,592
Total	292,901	750,603	270,495

(i)	amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.
(ii)	The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(iii)	Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv)	Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v)	the values refer to Value Added Services-VAS.

(vi)	From the values described above, in the result, they refer to advertising services, of which, R$ 130,194 (R$ 125,629 on March 31, 2023), are related to media transfers.

(vii)	Refer to judicial deposits made on account of labor claims.

(viii)	The amounts refer to fiber infrastructure capacity services.

(ix)	The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x)	Refer to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and use of radio frequencies, in addition to co-billing agreements.

(xi)	The amounts refer to the development of the software used in the billing of telecommunication services. The company was merged in April 2023 and all intercompany balances were eliminated.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. As of March 31, 2024, there are no amounts invested (R$ 1,226 as of March 31, 2023).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	03/2024	03/2023

Short-term benefits	6,248	7,828
Share-based remuneration	2,806	2,132
	9,054	9,960

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On March 31, 2024 and December 31, 2023, the company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on March 31, 2024 and December 31, 2023, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on March 31, 2024 and December 31, 2023 or revenues from services rendered during the periods ended March 31, 2024 and 2023.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended March 31, 2024 and 2023. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of March 31, 2024 and December 31, 2023.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

109

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	03/2024		12/2023
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	308,967	244,317	304,959	239,714
Other derivatives(i)	502,453	-	502,453	-
	811,420	244,317	807,412	239,714

Current portion	(304,527)	(244,317)	(299,539)	(239,714)
Non-current portion	506,893	-	507,873	-

(i) other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.44% of the shares of C6 capital on December 31, 2024 (4.44% on December 31, 2023), where the Group/Company paid a share subscription premium in the amount of R$ 25.5 million until March 31, 2024 (R$ 25.5 million until December 31, 2023). As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on March 31, 2024 and December 31, 2023 corresponds to R$ 502 million. There was no change in the period, as the Company did not exercise the subscription right relating to contract targets.

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 28.

The long-term derivative financial instruments at March 31, 2024 are due in accordance with the following schedule:

Assets

2025	506,893
>2026	-
506,893

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

110

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Financial instruments measured at fair value:

	03/2024
	Level 1	Level 2	TOTAL

Total assets	1,450,631	974,378	2,425,009

Financial assets at fair value through profit or loss	1,450,631	974,378	2,425,009

Derivative financial instruments	-	308,967	308,967
Other derivatives	-	502,453	502,453
Marketable securities	1,399,128	-	1,399,128
Other financial assets	51,503	162,958	214,461

Total liabilities	-	244,317	244,317

Financial liabilities at fair value through profit or loss	-	244,317	244,317

Derivative financial instruments		244,317	244,317

	12/2023
	Level 1	Level 2	TOTAL

Total assets	2,025,202	970,370	2,995,572

Financial assets at fair value through profit or loss	2,025,202	970,370	2,995,572

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Marketable securities	1,971,439	-	1,971,439
Other financial assets	53,763	162,958	216,721

Total liabilities	-	239,714	239,714

Financial liabilities at fair value through profit or loss	-	239,714	239,714

Derivative financial instruments	-	239,714	239,714

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

111

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by category

The Company’s financial instruments per category can be summarized as follows:

March 31, 2024

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,211,447	2,425,009	9,636,456

Derivative financial instruments	-	308,967	308,967
Other derivatives	-	502,453	502,453
Trade accounts receivable and other accounts receivable excluding prepayments	4,231,917	-	4,231,917
Marketable securities	-	1,399,128	1,399,128
Cash and cash equivalents	1,984,682	-	1,984,682
Leases	240,239	-	240,239
Judicial deposits	685,717	-	685,717
Other financial assets	-	214,461	214,461
Other amounts recoverable	68,892	-	68,892

Liabilities, as per balance sheet	21,132,949	244,317	21,377,266

Loans and financing	3,247,882	-	3,247,882
Derivative financial instruments	-	244,317	244,317
Suppliers and other obligations, excluding legal obligations	3,911,914	-	3,911,914
Lease liabilities	12,393,483	-	12,393,483
Dividends and interest on shareholders' equity payable	1,579,670	-	1,579,670

112

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

December 31, 2023

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,993,747	2,995,572	10,989,319

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Trade accounts receivable and other accounts receivable excluding prepayments	3,908,773	-	3,908,773
Marketable securities	-	1,971,439	1,971,439
Cash and cash equivalents	3,077,931	-	3,077,931
Leases	236,341	-	236,341
Judicial deposits	689,739	-	689,739
Other financial assets	-	216,721	216,721
Other amounts recoverable	80,963	-	80,963

Liabilities, as per balance sheet	21,287,705	239,714	21,527,419

Loans and financing	3,770,946	-	3,770,946
Derivative financial instruments	-	239,714	239,714
Suppliers and other obligations, excluding legal obligations	4,612,112		4,612,112
Lease liabilities	12,256,775	-	12,256,775
Dividends and interest on shareholders' equity payable	647,872	-	647,872

113

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

The regular purchases and sales of financial assets are recognized on the trading date, which is the date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On March 31, 2024, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finninvera from Libor to SOFR.

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on March 31, 2024 and December 31, 2023 are shown in the following table:

March 31, 2024

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	SOFR X DI	KFW/ Finnvera	Bank of America	84,667	84,667	100%	SOFR + 1.17826% p.a.	81.50−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	194,288	195,976	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	502,895	503,473	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,933,641	1,940,846	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	394,092	395,040	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

114

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

December 31, 2023

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and Bank of America	125,854	125,854	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	206,140	207,987	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	485,498	485,740	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,068	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,880,389	1,882,880	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,340	393,389	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), SOFR and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, SOFR and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Mar./24	2,996,665	-	2,996,665	(2,931,536)	65,130	-	-

CDI	probable	2,996,665	-	2,996,665	(2,931,536)	65,130	-	-
	possible	2,996,665	-	2,996,665	(2,945,733)	50,933	(14,197)	(14,197)
	remote	2,996,665	-	2,996,665	(2,959,965)	36,701	(28,429)	(28,429)
USD	probable	2,996,665	-	2,996,665	(2,931,536)	65,130	-	-
	possible	3,143,078	146,413	3,143,078	(2,931,536)	211,542	146,413	-
	remote	3,289,491	292,826	3,289,491	(2,931,536)	357,955	292,826	-
SOFR	probable	2,996,665	-	2,996,665	(2,931,536)	65,130	-	-
	possible	2,997,754	1,089	2,997,754	(2,931,536)	66,218	1,089	-
	remote	2,998,843	2,178	2,998,843	(2,931,536)	67,307	2,178	-
IPCA	probable	2,996,665	-	2,996,665	(2,931,536)	65,130	-	-
	possible	2,905,525	(91,140)	2,905,525	(2,931,536)	(26,011)	(91,140)	-
	remote	2,819,811	(176,855)	2,819,811	(2,931,536)	(111,725)	(176,855)	-

(1) Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(2) (KFW Finnvera, Scotia, BNB, Debenture and BNDES.

115

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Risk variable	Sensitivity scenario (i)	CDI	USD	SOFR	IPCA

CDI	Probable	10.65%	4.9962	5.34%	3.93%
	Possible	13.31%	4.9962	5.34%	3.93%
	Remote	15.98%	4.9962	5.34%	3.93%
USD	Probable	10.65%	4.9962	5.34%	3.93%
	Possible	10.65%	6.2453	5.34%	3.93%
	Remote	10.65%	7.4943	5.34%	3.93%
Libor	Probable	10.65%	4.9962	5.34%	3.93%
	Possible	10.65%	4.9962	6.67%	3.93%
	Remote	10.65%	4.9962	8.00%	3.93%
IPCA	Probable	10.65%	4.9962	5.34%	3.93%
	Possible	10.65%	4.9962	5.34%	4.91%
	Remote	10.65%	4.9962	5.34%	5.90%

(i) Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on March 31, 2024 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	03/2024	03/2023
Net income (loss) from derivative operations	(5,109)	(36,232)
Income (loss) from operations with other derivatives	-	19,587

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

116

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Additions	-	763,281	-
Balance of merged company	-		-
Cancellations	-	(225,079)	-
Financial charges	77,758	366,190	23,182
Net foreign exchange variations	18,073		(18,073)
Payments	(618,895)	(767,684)	(4,514)

March 31, 2024	3,247,882	12,393,483	(567,103)

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Additions	-	708,116	(20,370)
Cancellations	-	(109,726)	-
Financial charges	99,011	274,009	(9,496)
Net foreign exchange variations	(45,728)		45,728
Payments	(73,048)	(616,822)	(17,537)

March 31, 2023	4,950,060	10,204,450	(509,926)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	12,831,865	(508,251)
Additions	-	1,108,409	(20,370)
Cancellations	-	(109,726)	-
Financial charges	99,011	172,435	(9,496)
Net foreign exchange variations	(45,728)		45,728
Payments	(73,048)	(805,702)	(17,537)

March 31, 2023	4,950,060	13,197,281	(509,926)

117

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)
38.	Pension plan and other post-employment benefits

	03/2024	12/2023

PAMEC/asset policy and medical plan	5,019	5,019

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

39.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of March 31, 2024, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 590,376
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

118

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued March 31, 2024 (In thousands of reais, unless otherwise indicated)

40.	Supplementary information to the cash flow

	Parent Company		Consolidated
	03/2024	03/2023	03/2023

Transactions not involving cash

Additions to property, plant and equipment and intangible assets - with no cash effect	(716,687)	(620,312)	(1,097,675)
Increase in lease liabilities - no cash effect	763,281	620,312	1,097,675

41.	Subsequent events

Anticipation of dividend payments

Further to the Notices to Shareholders published on March 28, 2024, and April 16, 2024, the Company has informed its shareholders and the market in general that it has brought forward to April 22, 2024, the payment of the first installment of the Complementary Dividends of R$ 437,000.

Such payment, initially scheduled for April 23, 2024, maintains the other conditions originally reported, with April 09, 2024, being the date for identifying shareholders entitled to receive such amounts.

Anticipation of payment of interest on equity

Further to the Notice to Shareholders published by the Company on March 19, 2024, the Company informed its shareholders and the market in general that it has brought forward the payment of interest on equity of R$ 200,000 to April 22, 2024.

Such payment, initially scheduled to be made by April 23, 2024, maintains the conditions originally reported, with March 22, 2024, being the date for identifying shareholders entitled to receive such amounts.

Funding for the 5G Investment Fund

On April 30, 2024, the company made a new contribution of approximately US$ 15 million (R$ 77 million) to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

119

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2024, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 6th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council
HELOISA BELOTTI BEDICKS Member of the Fiscal Council

120

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended March 31st, 2024.

Rio de Janeiro, May 6th, 2024.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

121

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended March 31st, 2024.

Rio de Janeiro, May 6th, 2024.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

122

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer